eWellness Healthcare Corporation

11825 Major Street

Culver City, California 90230

June 25, 2014

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re: eWellness Healthcare Corporation

Form 8-K

Filed May 6, 2014

File No. 000-55203

Dear Mr. Reynolds:

This letter is provided in response to your letter dated June 2, 2014 regarding the above-referenced Form 8-K that eWellness Healthcare Corporation (the “Company”) filed on May 6, 2014 (the “Form 8-K”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Where applicable, new language we are including in Amendment No. 1 to the Form 8-K (the “Amendment”), which we are filing on this same date, is included in the appropriate response below and written in underlined bold; any language removed from the Form 8-K is shown herein with a strikethrough.

Form 8-K

General

1.	We note that your initial offering under Securities Act Rule 419 went effective on September 14, 2012. You appear to have failed to return funds held in the escrow account within 5 business days of March 14, 2014 as required by Rule 419(e)(2)(iv). We also note disclosure under Recent Sales of Unregistered Securities that on May 1, 2014, you sold 1,000,000 shares of your common stock to investors who purchased your common stock in your Rule 419 offering in exchange for their outstanding shares, and that the purchase price was paid partly from “cash from the Rule 419 Trust Account Balance” and additional funds, which “investors previously paid.” Please provide a detailed history of the securities, funds and actions you have taken since your Form S-1 registration statement went effective on September 14, 2012.

Response: During the years ended December 31, 2013 and December 31, 2012, the Company sold 437,000 shares and 260,000 shares of common stock at $0.10 per share, respectively for $69,700. Per the S-1 filing, the funds from these sales were deposited in the escrow bank account with Evolve Bank & Trust. At the year ended December 31, 2013, the Company issued or had agreed to issue 697,000 shares of common stock.

In January, 2014, the Company received $20,000 for the purchase of 200,000 shares. These shares were issued on January 22, 2014. Please also see our response to comment 2 below.

2.	In this regard, please revise the Form 8-K to disclose and summarize the violations of Rule 419 and possible impact on the company, including, for example, the possible impact of failing to promptly return investor funds absent Rule 419-compliant confirmations of their investments.

Response: As disclosed by the Company, it did not consummate a business combination within 18 months of the September 14, 2012 effective date of its Registration Statement (the “Rule 419 Offering”). Also, the Company did not return the funds held in the escrow account to all investors within five (5) business days of March 14, 2014 as required by Rule 419(e)(2)(iv). On April 25, 2014, the Company, through its officers and directors commenced a private offering of its common stock to the participants of the Rule 419 Offering of 1,000,000 shares of the Company’s common stock at a price of $0.10 per share under Section 4(a)(2) and Regulation D of the Securities Act (the “Private Offering”). On or about April 29, 2014, the Company completed the Private Offering and all of the shareholders who subscribed for shares in the Rule 419 Offering purchased shares in the Private Offering in proportion to the number of shares they subscribed for in the Rule 419 Offering. Those individuals elected to use their funds held in the escrow account to pay for the shares subscribed for in the Private Offering, despite the fact that the Company did not complete a reconfirmation offering under Rule 419. The shareholders effectively waived their rights to receive a refund of their investment in the Rule 419 Offering by virtue of their specific instructions to use the funds held in escrow to purchase the shares in the Private Offering.

While the Company believes that the participants in the Rule 419 Offering waived their rights to receive a refund of 90% of the amounts they invested in the Rule 419 Offering, the Company will include the following additional risk factor disclosure. The result of the revision is to highlight the potential adverse consequences to the Company from non-compliance with Rule 419.

“We may be subject to liability for failure to comply with Rule 419 under the Securities Act. Prior to our acquisition of eWellness Corporation, we did not comply with the requirements of Rule 419 under the Securities Act. If a consummated acquisition meeting the requirements of Rule 419 did not occur by a date 18 months after the September 14, 2012 effective date of the initial registration statement we filed, Rule 419(e)(2)(iv) requires a blank check company to return the funds held in the escrow account to all investors who participated in the offering within five (5) business days. While we believe that the shareholders who participated in the Rule 419 offering effectively waived their rights to receive a refund of their investment by virtue of their specific instructions to use the funds held in escrow to purchase the shares included in the private offering we conducted, the SEC may bring an enforcement action or commence litigation against us for failure to comply with Rule 419. In addition, purchasers in the private offering may sue us for failure to comply with Rule 419 and/or may bring rescission claims against us. If any claims or actions were to be brought against us relating to our lack of compliance with Rule 419, we could be subject to penalties (including criminal penalties), required to pay fines, make damages payments or settlement payments, or repurchase the securities that were sold in the private offering. In addition, any claims or actions could force us to expend significant financial resources to defend ourselves, could divert the attention of our management from our core business and could harm our reputation. However, we believe that the potential for any rescission claims is not probable by individuals who purchased securities from us in the private offering.”

3.	We also note disclosure under Recent Sales of Unregistered Securities that you received consent from almost all of the participants in your 419 transaction to engage in your share exchange. Please tell us when consents were solicited, what documents or communications were involved, who was solicited, and the percentage of shareholders that eventually consented to your exchange agreement. Please supplementally provide us with a copy of any materials which were used to solicit consents. With a view to disclosure, advise us what exemption from registration was claimed and the facts relied upon to make the exemption available. We may have further comment.

Response: Consents from the Company’s shareholders were solicited beginning on April 25, 2014 by the Company’s officers and directors. The Company provided each shareholder with a Private Placement Memorandum, a Subscription Agreement and a Disbursement Authorization; attached hereto as Exhibit A are the forms of each of these documents. All of the participants in the original 419 transaction consented to the exchange agreement.

The shares of Common Stock sold in the private offering were issued in reliance upon the exemption from securities registration afforded by the provisions of Section 4(a)(2) of the Securities Act of 1933, as amended, (“Securities Act”), and/or Regulation D, as promulgated by the U.S. Securities and Exchange Commission under the Securities Act since the issuance did not involve a public offering. Each of the investors in the offering was a sophisticated investor and had access to information normally provided in a prospectus regarding us. The offering was not a “public offering” as defined in Section 4(a)(2) of the Securities Act due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, each of the investors in the private offering was an accredited investor within the meaning of Rule 506 of Regulation D, had the necessary investment intent as required by Section 4(a)(2) since they agreed to allow us to include a legend on any shares issued in the private offering stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” In addition, the Company filed a Form D on May 12, 2014. Based on an analysis of the above factors, the Company believes it has met the requirements to qualify for exemption under Section 4(a)(2) of the Securities Act and Regulation D for the above transaction.

4.	Please paginate future amendments to this Form 8-K in order to simplify the review process.

Response: Pursuant to your comment, we paginated the Amendment.

Item 1.01 Entry into a Material Definitive Agreement

5.	Please provide additional details regarding your transaction with eWellness Healthcare Corporation including the consideration which was paid by the eWellness Shareholders.

Response: To complete the share exchange, our Shareholders agreed to purchase from eWellness Corporation (“Private Co.”) and Private Co. agreed to sell to us 100% of Private Co.’s common stock in exchange for 9,200,000 of our then outstanding shares of common stock; no additional consideration was paid for the shares. We respectfully believe that the Form 8K discloses the other details of our transaction with eWellness and therefore did not include any additional details into the Amendment.

6.	We note the details of your initial exchange agreement with the shareholders of eWellness Corporation. In particular, we note that you assigned an additional 2,100,000 of your shares to other parties. Please provide additional details regarding this assignment. Please explain whether these were shares newly issued by the company and how many other parties received the shares. Please consider your response in the context of your claimed 4(a)(2) exemption within your “Recent Sales of Unregistered Securities” section and, if necessary, revise that section accordingly.

Response: Mr. McRobbie transferred the 2,100,000 shares noted in comment 6 above to the following parties: 1,500,000 to Summit Capital USA, Inc., 300,000 to Tom Madden and 300,000 to Gregg Johnson; all of these shares were issued as compensation for a variety of business consulting services each such named party performed on behalf of the Company pursuant to oral agreements between each party and Mr. McRobbie. The services provided included identifying, evaluating, structuring and providing advice in connection with potential acquisitions, mergers or combinations with potential acquisitions, performance of due diligence, coordination of accounting and legal due diligence, familiarization with the business, operations, properties, financial condition, management and prospects of potential target companies and the coordination of the preparation of all required documentation to complete the acquisition and the filing of all required public disclosures to complete such transaction. These services also included the evaluation of several different business opportunities, including the transaction with eWellness Corporation that was ultimately consummated. Based on the oral agreements with Mr. McRobbie, the fee for these services was earned and due upon the closing of the eWellness Corporation acquisition. The transfer of the 2,100,000 shares was a private transaction between individuals and was not a Company issuance.

Pursuant to this comment and comment 33 below, we added similar disclosure to the “Certain Relationships and Related Transaction” section of the Amendment.

Business

7.	Please provide support for your factual assertions throughout the filing, citing to the source(s) of such information and providing copies supplementally. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate part of the prospectus. For example purposes only, we note the following statements:

●	“The total cost of diabetes in New York was estimated to be $12.9 billion…”

●	“The annual cost of treating diabetes in medical expenses and lost productivity rose form $98 billion…”

●	“For a person with diabetes, that figure soars to $11,744.”

●	“Patients with elevated VasoScan scores will be good candidates for our DMpt program.”

●	“More than 1 in 10 healthcare dollars in the U.S. are spent directly on diabetes…”

Response: Pursuant to your comment we provided support for the factual assertions we maintain in the Amendment. Additionally, attached hereto as Addendum I and II are specific sources and copies of each source, respectively.

8.	We note your disclosure within the “Treatment & Reimbursement Strategy” section that your initial operations will be highly focused on in-office physical therapy visits rather than telemedicine sessions, and that you anticipate that telemedicine visits will account for only 20% of billing in the first year of your operations. Please revise the first sentence of your Business section, as well as disclosure throughout the filing to more accurately reflect your intended operations. Clarify, where necessary, that you intend to launch primarily as an in-office operation and discuss how this portion of your business will operate. See Item 101(h)(4)(i) of Regulation S-K.

Response: Pursuant to your comment, we revised the disclosure throughout the Amendment, including the section entitled, “Three Separate Reimbursement Plans,” to clarify our current and intended business operations. One of the more prominent revisions is set forth below, which is included in the Business section of the Amendment:

“As a first-to-market leader in the field of Distance Monitored Physical Therapy (DMpt), the Company will be operating in an industry with deeply established and regulated billing approaches. For this reason, we designed our business model to succeed in the current billing environment by anticipating that the only reimbursement for the next three years will be generated by using procedures and codes that insurance providers currently accept. Currently, depending on each patient’s insurance coverage, the existing codes cover up to 14 office visits and/or up to 24 remotely monitored physical therapy sessions during our six month program. Today, some insurance companies do not reimburse for any physical therapy sessions, whether or not they are monitored, and none of the insurance companies within our patient base provide codes that cover non-monitored physical therapy sessions. Our plans have already factored in these non-reimbursed sessions as part of the overall Cost of Goods Sold (COGS). Accordingly, we configured three separate reimbursement plans designed to maximize the needs today’s patient base. Our (DMpt) system is currently configured to deliver a six month therapy program with at least three sessions per week using a combination of 78 remote monitored and/or remote non-monitored therapy sessions and 6 to 14 in-office visits (number of office visits depend on insurance coverage). This assures us that we will be able to deliver a consistent service to the patients and achieve our internal operating goals without any innovation in the insurance industry codes. While the current, somewhat archaic, reimbursement standards do not reimburse for some aspects of our six month program, based upon feedback from industry leaders, we believe that the regulatory and insurance environment is trending towards a payment structure that will be more favorable to remote monitored and non-monitored programs within the telemedicine sphere. Part of our current plan is to compile six months of compelling patient outcomes to submit to the insurance agencies to encourage the trend towards remote-services based reimbursement and enhance our reimbursement opportunities. Regardless, we will still earn revenues and be profitable because of our carefully planned business model that incorporates current insurance practices to ensure value to our shareholders and company growth in the interim. If the insurance industry recognizes the advantages telemedicine can provide to patients, medical professionals and insurance companies, and then more readily provides reimbursement for same, we will stand to earn significant more revenues.”

9.	We note your statement that Mr. Fogt has established himself as a national leader in his field. Please revise to clarify by what measure Mr. Fogt is an established national leader or otherwise explain your reasonable basis for this claim.

Response: Pursuant to your comment, we added the following disclosure to the Amendment:

“Mr. Fogt has established himself as a national leader in his field and has successfully implemented progressive solutions to delivering physical therapy: he has consulted with and been published by numerous national publications including Runner’s World, Men’s Health, Men’s Journal, and various Physical Therapy specific magazines; his 13 plus years of experience include rehabilitating the general population, as well as professional athletes, Olympic gold medalists, and celebrities. ”

10.	We note your projections of profitability by the fourth quarter of fiscal 2014 are based upon your receipt of an additional $1.2 million in financing. Also we note your operations are not scheduled to launch until August 2014. Given that you currently have no revenues, and a net loss of $466,636 for the for the fiscal year ended December 31, 2013, and given that, as of the date of this filing, you currently have identified no source for such financing and have no specific plans regarding how such financing might be obtained, please tell us how you determined you have a reasonable basis to make a profitability projection in this filing. Alternatively please revise to remove the projection. Refer to Item 10(b) of Regulation S-K.

Response: Pursuant to your comment, we reviewed the subject projections and related disclosure and determined to remove same. In light of the early stage of our operations and the lack of definitive funding sources, we believe that it is more appropriate to refrain from including the projections in our filings at this time.

We also realize that due to an evolving market place and management’s efforts to maximize our billing in that market place, our continued results of our proprietary tool will not provide a routine barometer from which to determine the Company’s performance. We therefore will no longer introduce the results of our business modeling in public filings where due diligence with this modeling tool is not feasible.

11.	Please clarify what you mean by “run rate” as you state within this section that you will have a run rate of 194 new patients per week. It is unclear what basis you have for the specific number and what assumptions underlie the projection. See Item 10(b) of Regulation S-K. Additionally, to the extent you retain this disclosure and where you use industry-specific terms, please provide enough explanation the first time these terms are used such that investors who are not familiar with the healthcare industry can understand what you mean.

Response: As per our response to your Comment 10 above, we have removed all projections from this filing.

Our Partnership with Millennium Healthcare, Inc.

12.	We note that you entered into your agreement with Millennium Healthcare, Inc. on May 24, 2013. Please revise this section to briefly describe the efforts MHI has undertaken on your behalf, to date, with regard to marketing your services.

Response: Pursuant to your comment, we added the following to the Amendment:

“Our Partnership with Millennium Healthcare, Inc. On May 24, 2013, we entered into an exclusive 25 year Supply and Distribution agreement with Millennium Healthcare, Inc. (“MHI”) covering the following 14 states: Maine, New Hampshire, Massachusetts, Rhode Island, Connecticut, New York, New Jersey, Delaware, Maryland, Virginia, North Carolina, South Carolina, Georgia and Florida. Under the agreement, eWellness agrees to provide its DMpt program to MHI affiliated physicians within the terms of the Agreement. MHI has agreed to market the eWellness DMpt and agreed to assist in managing the insurance reimbursement to eWellness for PT evaluations, re-evaluations and physical tests that would be performed by eWellness staff that will be located at selected MHI facilities; however, we will be responsible for seeking reimbursement opportunities from insurance providers who do not currently reimburse for our non-monitored sessions. eWellness will be charged a 20% billing fee by MHI for marketing the DMpt Program and assisting in the processing of insurance reimbursement for eWellness. Pending receipt of sufficient financing, we anticipate commencing our services to MHI physicians in August 2014; accordingly, we have not yet required or utilized MHI’s reimbursement services, nor has MHI marketed our services as of the date of this Report. (See also, “Certain Relationships and Related Transactions” below.)”

13.	Also, we note your disclosure that MHI assists in managing insurance reimbursement for your services. Please clarify whether you or MHI is responsible for seeking reimbursement opportunities from insurance providers who do not currently reimburse for your services. Where appropriate, please provide disclosure regarding your efforts, to date, in seeking new reimbursement opportunities.

Response: We respectfully direct your attention to our response to Comment 12 above. As for our efforts to seek new reimbursement opportunities, all insurance providers reimburse for the in-office visits we conduct; however, as disclosed in the Form 8-K and Amendment, only a few insurance providers currently provide reimbursement for our telemedicine, distant monitoring services and therefore, we will be responsible for seeking reimbursement opportunities from insurance providers who do not currently reimburse for such services. To date, we have contacted several insurance companies to open a dialogue about reimbursement for our services; while we have not entered into any formal agreements, based upon feedback from industry leaders, we believe that at least initially, the larger insurance companies may provide some reimbursement for our telemedicine services. Part of our current plan is to compile six months of compelling patient outcomes to submit to the insurance agencies to encourage the trend towards remote-services based reimbursement and enhance our reimbursement opportunities.

Patient Ramp Rate

14.	We note that in your first week of operations, you anticipate that you will have 5 PTs and PTAs processing up to 525 patients per week. It is unclear what basis you have for the specific numbers provided and what assumptions underlie the projections. See Item 10(b) of Regulation S-K. Additionally, to the extent you retain this disclosure, please revise to clarify whether this number represents individual patients or whether it includes repeat patients who have more than one session scheduled.

Response: As per our response to your Comment 10 above, we have removed all projections from this filing.

Exercise Patient Kits

15.	Please state whether you have identified a supplier for your home exercise tool kits or otherwise clarify how you intend to bring this product to market. See Item 101(h)(4)(iii) of Regulation S-K To this extent, please clarify whether patients will be required to purchase these kits or whether they will have the option of using their own equipment and whether these kits will be sold to patients who are seen in-office. Also, please tell us how you calculated your projected number of kits that will be sold.

Response: Our business model includes the cost of $49 per each patient kit, which, as disclosed in the filing consists of an exercise mat, exercise ball, inflation hand pump and several exercise resistance bands. These tools are readily available from multiple suppliers at similar costs, but we chose to purchase them from Amazon.com Prime due to the low cost and free shipping that delivers the kit directly to the patient. We order and purchase these kits upon patient sign-up for each patient; we are not manufacturing or supplying these in-house. All of the tools in the kit are kept at our physician’s offices, so the patient will not be required to bring any of these tools with them to his/her in-office visits. As the cost of the kit is built into our therapy program, each patient will receive one; although patients are free to use any of the tools they already own, we believe that our kits will ensure that each patient has new, fully functioning tools vital to their success.

We updated relevant disclosure in the Amendment to reflect the above response.

Initiation of eWellness Services at MHI’s Facilities

16.	We note that during your first 90 days of operations you anticipate that you will be able to finance 80% of your accounts receivable for the approximate cost of 10% on each dollar borrowed until reimbursement. Please clarify your basis for this statement given that you currently have no credit arrangements and provide no disclosure regarding forthcoming credit arrangements.

Response: As per our response to your Comment 10 above, we have removed all projections from this filing.

Insurance/Reimbursement

17.	We note your disclosure within this section regarding physical therapy telemedicine reimbursement. Since much of your first-year revenues, if any, will be generated from in-office sessions, please add similar disclosure for your in-office services.

Response: We respectfully direct your attention to our response to Comment 8 above.

18.	We note your disclosures within this section regarding which companies in your service areas allow for physical therapy telemedicine reimbursement. Please clarify whether your DMpt program qualifies for such reimbursement at this time or what steps you will need to take to become eligible for reimbursement.

Response: We respectfully direct your attention to our response to Comment 8 above. Additionally, we note that our DMpt program does qualify for reimbursement from the companies disclosed as providing reimbursement for physical therapy telemedicine, so long as such services are monitored. At this time, no insurance company provides reimbursement for telemedicine sessions that are not monitored. Regardless, our business and its growth is not reliant on reimbursement for non-monitored therapy sessions. In any event, although our business strategy is built on using monitored session reimbursement, we will approach active and prospective insurance carriers about additional reimbursement for non-monitored therapy sessions once we have at least six months of patient results to substantiate our requests and plans.

Three Separate Reimbursement Plans

19.	Please explain how you have determined the anticipated gross margins for each program you describe. Please provide the amount of revenue and expense for each program. In your explanation, please clarify the types of expenses you expect to incur. To the extent expenses vary by type of plan, please explain the variances.

Response: As per our response to your Comment 10 above, we have removed all projections from this filing.

20.	Also, please revise to disclose the reasonable basis for your projections of the number of patients that will have private health insurance accepting physical therapy telemedicine billing, and your average per-patient reimbursement. In your response letter, please demonstrate how these projections were calculated.

Response: As per our response to your Comment 10 above, we have removed all projections from this filing.

Expansion into other markets where telemedicine has high support

21.	We note your disclosure regarding the 25-year licensing agreement with Physical Relief Telemedicine Health Care Services. Please revise to explain the material terms of this agreement and file the agreement under Item 601(b)(10). Please also revise to explain the reasonable basis and related assumptions for your revenue projections under the agreements or delete the projections.

Response: As per our response to your Comment 10 above, we have removed all projections from this filing. However, we did add the following disclosure about the agreement into the Amendment and filed the agreement as Exhibit 10.4 to the Amendment:

“On December 20th 2013, we executed a 25-year licensing agreement with a London, Ontario based telemedicine company Physical Relief Telemedicine Health Care Services (“PRTHCS”), pursuant to which we granted PRTHCS a limited, transferable right to use and promote our DMpt Program within the province of Ontario; additional Canadian territories may be added at the parties mutual discretion. PRTHCS has a known track-record in the telemedicine industry in Canada.

They will also pay us a 20% monthly royalty fee on gross billing for services under our DMpt program. PRTHCS also agreed to pay us all costs to setup their own cloud-based system and to film 26 unique English and French speaking versions of our exercise video in Ontario; the estimated costs of these services is estimated at $117,000 (the “Cloud Fee”), which shall be made in three separate payments. However, after meeting with them in February of 2014, it was determined that PRTHCS could deploy our cloud based service in Canada just as it was designed for the U.S. domestic market and therefore, we agreed to waive the Cloud Fee and all parties agreed to move forward accordingly in June 2014.

Pursuant to the agreement, we agreed to provide technical support, as needed and issued them a one year limited warranty on our program. The agreement also provides for the parties to indemnify one another against certain program or agreement related losses.

The agreement provides a 25 year license, which term shall renew annually thereafter, unless earlier terminated. We may terminate the agreement after a material breach of the agreement by either party, if either party is dissolved for any reason, if PRTHC is restrained from transacting a substantial part of its business for 60 consecutive days due to court, administrative or governmental order, or if either party becomes party to a bankruptcy proceeding or makes an assignment to liquidate all of its assets. PRTHC may terminate the agreement at any time with 30 days notice to the Company, although such termination does not relieve them of all of their payment obligations under the agreement. ”

Initial Program Patient Inclusion Criteria

22.	We note one of your requirements for entry into your program is that patients must be covered by private health insurance or federal or state insurance. Please clarify whether this means that your services must be reimbursement-eligible for these patients. If so, please reconcile this disclosure with your earlier disclosure that you have factored in revenue in your first year from patients whose insurance does not cover telemedicine.

Response: Our business model contemplates persons who are fully and partially insured, as well as those covered by Medicare; we will not accept patients without any insurance coverage at this time. As per our response to Comment 8 above, we believe we revised our disclosure in the Amendment to accurately account for our current business operations and structure in this regard.

Insurance Company Partnerships

23.	We note you will be seeking partnership agreements with various insurance companies, including six of the biggest health insurance companies and have included disclosure regarding Medicare/Medicaid. Please revise to disclose your progress in seeking agreements with each of the insurance providers, including any reimbursement agreements you have executed.

Response: As of the date of this letter, we have not made any agreements with any insurance carriers. We added the following disclosure, which states our plans regarding same, in to the Amendment:

“Once we commence our DMpt program and generate at least six months of program patient result data, we will approach active and prospective insurance carriers about establishing a tailored reimbursement agreement with us that will cover all of our services, including monitored and non-monitored telemedicine sessions and services”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

24.	Please expand this section to include an overview of the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. Your MD&A should identify and address your key performance indicators and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your business. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties. For example, your risk factor disclosure regarding how regulatory compliance has increased and will continue to increase your legal, accounting and financial compliance costs. Your MD&A should discuss such trends in the context of your business. Please provide revised disclosure in your amended filing. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350 (2003).

Response: Pursuant to your comment, we revised the 12 month comparison section included in MD&A within the Amendment and also added the Plan of Operations section disclosed in response to comment 25 below.

“Results of Operations of eWellness for the Twelve-month Period Ended December 31, 2013 vs. 2012

REVENUES: Since inception and during the development stage, eWellness has reported $0 revenues ~~of $0~~ from operations for the year ended December 31, 2013 and for the year ended December 31, 2012. With the signing of contracts with Millenium Healthcare, Inc., we anticipate the beginning ~~to generate~~ of revenue generation by the end of ~~in~~ the 3rd quarter of 2014.

OPERATING EXPENSES: Total operating expenses increased from $95,058 for the year ended December 31, 2012 to $466,636 for the year ended December 31, 2013. The principal reason for this increase was due to contributed capital as executive compensation expense and increased costs of legal and accounting services. The expenses for executive compensation as contributed capital and legal and accounting services will continue to increase, as the Company is required to continue public company filings and auditing functions.

NET LOSS: eWellness incurred a net loss of $466,636 for the year ended December 31, 2013, compared with a net loss of $95,058 for the year ended December 31, 2012, which reflects an increase of $371,578. The principal reason for the increase is contributed capital as executive compensation expense and increased costs of legal and accounting services. The net loss will continue to increase as a result of the continued expenses of executive compensation as contributed capital and legal and accounting services required for a public company. ”

25.	Given your lack of revenues to date, and the planned commencement of your operations in August 2014, please revise this section to add a detailed plan of operations which describes specific milestones and the expenses that will be incurred in pursuit of those milestones over, for example, the next 6 months, 9 months and 12 months. Your revisions should clarify the priority and manner in which you will seek to accomplish each milestone. To the extent you will need to raise capital or obtain other resources or qualifications in order to meet any of your milestones, please add details which describe how you intend to do so and the impact a failure to do so would have upon your proposed plan of operations.

Response: Pursuant to your comment, we revised the MD&A section to include the following in our Plan of Operations

“Plan of Operations

Based upon our discussions with MHI, they estimated that from their 4 million patient base and 400 doctor network, they anticipate being able to share up to 5,000 new patients per week for us to service, the final count of which, will be solely based on our capacity; 5,000 patients represents less than 5% of MHI’s total patient flow. Using propriety business analytical tools, the Company established quarterly operating capacity milestones regarding patient inductions, cost of providing our services and operating expenses.

Because our contract with MHI represents a form of backlogs, we are positioned to grow our revenues with very little marketing or selling costs. Essentially, our pace of growth will be driven more on quality of delivery, ability to control costs and access to financial resources. Our revenue milestones are a direct result of our ability to manage this growth. There is no assurance that the indicated demand from MHI for our services translates into a sound business operation. While our revenue models are complex, our profitability outlook cannot be relied on for determining the success of the Company and it does not indicate our ability to generate the critical financing necessary to implement these plans. We created and use the models internally, to help determine the most efficient course of operations to increase and maintain shareholder value.

The Company intends to close on a private financing of up to $1.2million by the end of the third quarter of fiscal 2014, although there can be no guarantee we will receive any such financing. Assuming we receive the full $1.2million from that financing, the Company’s plans are to pursue the targets set forth below to achieve controlled operational break-even within three months after the close of such private financing and healthy profitability and growth thereafter. If we do not receive the full $1.2million, we will scale our plans back accordingly, in accordance with the priorities set forth below. We need at least $500,000 in additional cash to carry out our 1st objective and become profitable. Until we receive it, the majority of our efforts will be geared towards obtaining sufficient financing to launch and complete our 1st objective.

1st Objective: Activate the system and begin provisioning

The Company’s first objective is to complete the final activation of our DMpt system and begin provisioning our service to meet the needs of the 4 million patient base associated with our MHI contract.

a.	New induction offices per month

i.	Month 3 – (2) Offices per month
ii.	Month 6 – (2) Offices per month
iii.	Month 9 – (2) Offices per month
iv.	Month 12 – (2) Offices per month

b.	New patient inductions per office per month

i.	Month 3 – (8) New patient inductions per office per month
ii.	Month 6 – (5) New patient inductions per office per month
iii.	Month 9 – (5) New patient inductions per office per month
iv.	Month 12 – (5) New patient inductions per office per month

c.	Total new patients per week

i.	Month 3 – (171) Weekly new patients
ii.	Month 6 – (307) Weekly new patients
iii.	Month 9 – (438) Weekly new patients
iv.	Month 12 – (624) Weekly new patients

Liquidity and Capital Resources

26.	We note that your auditors have issued a going concern opinion. Please revise this section to state your cash balance as of the most recent practicable date, and describe the rate at which you have been using cash and anticipate using cash through the commencement of your operations as currently projected, in August 2014.

Response: Pursuant to your comment, we revised the liquidity and capital resource section to state our cash balance as of the most recent practicable date and to describe the rate at which we have been using cash and anticipate using cash through the commencement of our operations in August 2014 as follows:

“As of March 31, 2014, we had negative working capital of $48,251 compared to $0 as of March 31, 2013. As of December 31, 2013, we had working capital of $4,770, compared to $0 working capital as of December 31, 2012. Cash flows used in investing activities was zero during both periods. Cash flows provided by financing activities were also zero for both periods. Our most recent cash balance, which is as of May 31, 2014 was $65,800. Our historical highest monthly cash usage of $16,000 occurred in May 2014. Our estimated cash burn rate without any additional financing for June, July, August will be approximately $20,000 per month. With additional funding of up to $500,000, our estimated cash usage will be $65,000 for June, $145,000 for July and $126,000 for August.”

27.	We note your disclosure within your “Certain Relationships and Related Transactions” section that, as of December 31, 2013, you had an amount outstanding to a related party. Please revise this section to describe the material terms of this debt and your repayment obligations.

Response: We do not believe the related party debt is required to be included in the liquidity and capital resource section, but we did add the following information to the same disclosure within the Certain Relationships and Related Transactions” section.

“Prior to the closing of the Share Exchange through December 31, 2013, a related party, a company in which our former Secretary-Treasurer and CFO also served as CFO, paid $47,763 in expenses on behalf of the Company. The amount outstanding as of December 31, 2013 and December 31, 2012 were $40,893 and $19,702, respectively. During the year ended December 31, 2013, the Company recorded $2,629 imputed interest on the amount owed to the related party. The debt remains a Company liability, which is to be repaid when the Company has sufficient capital to do so and there is no specific time frame within which such repayment must be made. The debt remains a Company liability, which is to be repaid when the Company has sufficient capital to do so and there is no specific time frame within which such repayment must be made.”

28.	We note that you have filed a Form of Promissory Note as Exhibit 10.3 to this Form 8-K. Given your disclosure within this section, it does not appear that you have any such outstanding obligation. Please revise your disclosure within this section or advise.

Response: Prior to the share exchange, eWellness Corporation (the “Private Co”) received some investment interest for notes convertible into shares of the Private Co’s common stock; however, in light of the pending share exchange and corporate restructuring that would result, the Private Co sought such investor’s consent to instead receive the subject Promissory Note, in the same amount as the investor’s original interest, that would automatically convert into the same securities to be issued in the private financing we intend to conduct to raise the money we need to fund our business, as contemplated in the Form 8-K and Amendment. As disclosed in the Form 8-K, the Promissory Notes matures on December 31, 2014 and we shall be required to pay the principal amount of such notes unless otherwise converted as set forth therein. Accordingly, we respectfully do not believe we need to disclose any information related to same in the liquidity and capital resource section.

Security Ownership of Certain Beneficial Owners and Management

29.	Given that Gregg Johnson and Cheryl McRobbie-Johnson beneficially own Summit Capital Corp., please revise to include them in the beneficial ownership table. We further note the capitalization table in Schedule 1(b) to your Share Exchange Agreement filed as Exhibit 10.1 shows that Messrs. Johnson and Madden each individually, received a further 300,000 from Mr. McRobbie-Johnson in connection with the share exchange transaction. Please revise your beneficial ownership table accordingly or advise.

Response: Gregg Johnson and Cheryl McRobbie-Johnson beneficially own Summit Capital Corp., which is a 50% owner of Summit Capital USA, Inc.; therefore, they beneficially own less than 5% of our outstanding common stock and we respectfully do not believe they are required to be included in the beneficial ownership table. However, in light of the 300,000 shares Mr. Johnson received from Mr. McRobbie-Johnson in connection with the share exchange transaction, we revised the beneficial ownership table to include Mr. Johnson’s ownership of our common stock; Mr. Madden only owns the 300,000 shares (1.97%) and therefore, need not be included in the table.

Directors and Executive Officers

30.	Please revise to provide all of the information required by Item 401(e)(1) of Regulation S-K for each of your directors and executive officers. Your revisions should include the business experience during the past five years including the principal occupations and employment as well as, for your directors, the reasons that led to the conclusion that each person was chosen to serve.

Response: Pursuant to your comment, we revised the biographies of our officers and directors to comply with Item 401(e)(1) of Regulation S-K. We also added a sub-section, “Director Qualifications” under the officer and director’s biographies.

31.	We note your disclosure that Mr. MacLellan has helped raise over US$775 million for development stage, start-up and mid-cap companies. With a view to clarifying disclosure, tell us how this disclosure is relevant to investors and, to the extent you retain this disclosure, balance it by providing, for example, the amount of funds Mr. MacLellan has raised for you, to date. Alternatively, please remove this disclosure from your Form 8-K.

Response: Pursuant to your comment, we decided to remove the referenced language from the Amendment. We believe that the revised biography for Mr. MacLellan included in the Amendment demonstrates his professional competence and basis for his position within the Company.

32.	Please revise to disclose the approximate hours per week your named executive officers contribute to you where they have other businesses. For example, we note the statement in the forepart of the Form 8-K indicating that Mr. Hollister operates two video content platform businesses in Canada.

Response: To date, we have been unable to offer cash compensation to our officers due to our lack of revenue. Accordingly, each of the Company’s executive officers maintain jobs outside of their position at eWellness. However, during 2012 and 2013, these individuals contributed a combined total of 880 and 4200 non-cash compensation hours respectively, towards building our Company; thus far, they are on the path towards reaching the same level of commitment in 2014. Furthermore, each of our executive officers have made preparations to devote their efforts, on a full time basis, towards the Company’s objectives once enough funding is available to offer them and maintain a sufficient level of routine cash compensation that will allow them to support themselves and their families.

We also added the following risk factor to that same section:

“Currently, our management’s participation in our business and operations is limited. To date, we have been unable to offer cash compensation to our officers due to our lack of revenue. Accordingly, each of the Company’s executive officers maintain jobs outside of their position at eWellness. Although each of our executive officers have made preparations to devote their efforts, on a full time basis, towards our objectives once we can afford executive compensation commensurate with that being paid in the marketplace, our officers will not devote their full time and attention to the operations of the Company. No assurances can be given as to when we will be financially able to engage our officers on a full time basis and therefore, until such time, it is possible that the inability of such persons to devote their full time attention to the Company may result in delays in progress toward implementing our business plan.”

Certain Relationships and Related Transactions

33.	Given Mr. McRobbie-Johnson’s participation in your share exchange, please provide the information required by Item 404 for this transaction or advise. We note, in particular, the Mr. McRobbie-Johnson’s retention of 400,000 common shares as well as the sale by Mr. McRobbie-Johnson of 1,500,000 shares of your common stock to Summit Capital USA, Inc., an entity which appears to be controlled by his immediate family members.

Response: We respectfully direct your attention to our response to comment 6 above, which also states we added disclosure to the subject section of the Amendment. In addition, we combined the ownership of Summit Capital and Mr. Johnson in the beneficial ownership table and added shares of the Company owned by his son due to recent changes in his son’s residence.

34.	We note the disclosure in Note 4 to your financial statements that during the periods covered by your financial statements, related parties contributed services, equipment and other assets. Please provide the information required by Item 404 of Regulation S-K for these transactions or advise.

Response: The amounts included in Note 4 to our financial statements refers to compensation payable to our officers and directors for the services they have provided to us over the past two years. As disclosed in our response to comment 32, we have not been able to readily compensate our officers and directors, but have continually tried to pay them a nominal amount or offer them some expense reimbursement when feasible. Although we do not maintain any formal written agreements with our officers or directors at this time, our Board of Directors have resolved the amount of compensation payable to our officers and directors when our cash position allows. Due to the nature of these payments, we do not think Item 404 of Regulation S-K requires us to add any disclosure regarding same.

35.	You state on page 9 that your CTO and co-founder, Curtis Hollister, operates two video content platform based businesses in Ottawa, Canada. You also state they have already developed approximately 80% of your DMpt platform components, rules and systems. These businesses appear to be related parties. Please disclose this relationship.

Response: The Company is uniquely positioned to benefit from our Chief Technology Officer (CTO), Curtis Hollister. Mr. Hollister is currently a principal shareholder and operator of two video content platform based businesses in Ottawa Canada that have built and own the intellectual property for various global corporate and governmental projects having similar requirements as ours. Not only will Mr. Hollister’s experience stand to significantly shorten our path to service activation of our own program, but his industry contacts will provide immediate access to valuable resources. Because of this access, initially all system maintenance, updates and upgrades will be made by Mr. Hollister as our Chief Technology Officer and a readily available team of independent freelance consultants in Ottawa. Additionally, through his ownership in these video content platform businesses, the Company was able to enter into an agreement with one of them to secure the rights to intellectual property completing approximately 80% of the Company’s systems requirements at a total cost of $20,000. Accordingly, we added the following disclosure to the Amendment:

“On or about June 23, 2014, we entered into a license agreement with Bistromatics Corp., to which one of our directors: Curtis Hollister, is Chief Marketing Officer, pursuant to which we obtained a perpetual license to use the programming code created by a video management platform as a base to develop our telemedicine video service for a license fee of $20,000; $2,000 of which was due upon execution, $5,000 of which is due on August 1, 2014 and the $13,000 balance is due by September 15, 2014. Intellectual property developed as a result of this license, will be our property; but Bistromatics will retain the intellectual property for the original code base. We may resell or license the resulting telemedicine platform for an extended license fee of $10,000 for each additional instance the code base will be used.”

Recent Sales of Unregistered Securities

36.	Please provide the information required by Item 701 for each as to all securities sold within the past three years which were not registered under the Securities Act. To this extent we note the disclosure in Note 9 to your financial statements that in March 2014 you raised $30,000 from an independent third party. We also note your disclosure on page 41 of Exhibit 10.1 that between March 31, 2014 and April 30, 2014, eWellness completed a private offering, pursuant to which it received $130,000 in gross proceeds.

Response: The $30,000 included in Note 9 relates to the Promissory Notes discussed in our response to comment 28 above. The full amount of the investment related to the Promissory Notes is $130,000 and we revised Note 9 in the Amendment to reflect same. Unfortunately, Schedule 4(c) of Exhibit 10.1 was not updated to reflect the revised structure, but given that the Share Exchange has closed and it was a schedule, we do not think it is necessary to revise it.

Exhibits

37.	Please file your governing documents including your Amended and Restated Articles of Incorporation, as referenced throughout the document, pursuant to Item 601(b)(3) of Regulation S-K or advise.

Response: Pursuant to your comment, we filed our Amended and Restated Articles of Incorporation and our Bylaws as Exhibit 4.1 and 4.2, respectively to the Amendment.

38.	We note that Exhibit 10.2, the Supply and Distribution Agreement between eWellness Healthcare and MHI is filed as a “Form of” agreement. Given that the agreement was executed on May 24, 2013, please re-file the executed agreement or advise.

Response: Pursuant to your comment, we filed the executed agreement as Exhibit 10.1, including all previously omitted information.

39.	We note that you appear to have omitted information relating to MHI from Exhibit 10.2 and replaced the information with brackets. Please re-file the agreement, in its entirety, with all omitted information, or advise. If you intend to seek confidential treatment for such information, please mark your exhibit and exhibit index accordingly and file your application for confidential treatment as soon as possible. Refer to Staff Legal Bulletin 1A.

Response: We respectfully direct your attention to our response to comment 38.

Exhibit 99.1

General

40.	Please provide historical interim financial statements of the accounting acquirer, eWellness Corporation, as of and for the three months ended March 31, 2014. Please also provide pro forma financial information as of and for the same period.

Response: Pursuant to your comment, we included historical interim financial statements of the accounting acquirer, eWellness Corporation, as of and for the three months ended March 31, 2014; we also included pro forma financial information as of and for the same period.

Statements of Operations, page F-3

41.	Please revise each column heading to include the year. Please also revise the column headings in the statement of cash flows to include the year.

Response: We revised our statement of operations as per your comment in the Amendment.

Exhibit 99.2

42.	Please revise the historical financial statements of the registrant and/or the pro forma financial statements as necessary to account for the legal ramifications, if any, of replacing the redeemable shares of stock with regular shares and the removal of the restriction on 90% of the IPO proceeds. Update the explanatory notes as well.

Response: As contemplated in our response to comment 2 above, in light of our belief that there is a small potential for legal ramifications, if any for replacing the redeemable shares of stock with regular shares and the removal of the restriction on 90% of the IPO proceeds, we do not believe we need to revise any of our financial statements.

43.	The results of operations of the accounting acquirer will become the historical results of operations of the combined company in a reverse recapitalization. Please revise the pro forma statement of operations to eliminate the registrant’s historical statement of operations instead of combining the results of operations of the two companies as if the merger were accounted for as a purchase business combination.

Response: Pursuant to your comment, we revised the pro forma statement of operations to eliminate the Company’s historical statement of operations instead of combining the results of operations of the two companies as if the merger were accounted for as a purchase business combination.

Form 10-K for the Fiscal Year Ended December 31, 2013

44.	Please amend your Form 10-K and any Forms 10-Q filed since the end of your last fiscal year to comply with the comments above, as applicable.

Response: Other than as set forth in response to comment 45 below, we do not believe that we need to amend our Form 10-K or any Form 10-Qs we have filed since the end of our last fiscal year to comply with the comments above.

45.	The cover page of your Form 10-K reports that your Common Stock was registered pursuant to Section 12(g) of the Exchange Act. Given that you did not register this class of securities under Section 12(g) of the Exchange Act until you filed your Form 8-A on May 1, 2014, it appears the cover page is incorrect. With a view to clarification, please advise.

Response: Pursuant to your comment, we reviewed the cover page of our Form 10-K and notice the typographical error you note in your comment. Accordingly, we shall file an amendment to the Form 10-K to correct same, noting that at the time we filed the Form 10-K, our stock was not registered pursuant to Section 12(g) of the Exchange Act at that time.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 4. Controls and Procedures, page 5

Evaluation of Disclosure Controls and Procedures, page 5

46.	Please advise us of your disclosure in this section in view of your response to comments 1 and 2 above. We may have further comment.

Response: As noted in response to comment 2, the Company believes that the participants in the Rule 419 Offering waived their rights to receive a refund of 90% of the amounts they invested in the Rule 419 Offering and that the potential for any rescission claims is not probable by individuals who purchased securities from us in the Private Offering. Furthermore, footnote 1 and 8 to the financial statements included in the Company’s Form 10-Q for period ended March 31, 2014, disclose the Company’s acquisition of eWellness Corporation and the Initial Exchange Agreement, which discussed the termination of the Rule 419 offering and the use of the funds by participants of that offering to acquire shares of the Company’s common stock in a private offering. Based on this footnote disclosure and the Company’s assessment as to the probability of a rescission claim, the Company believes its conclusion that its disclosure controls and procedures are effective for the period ended March 31, 2014, as set forth in the Form 10-Q is appropriate.

As noted in our response to comment 2, we also added a risk factor in the Amendment discussing the other possible risks related to the Company’s failure to comply with Rule 419.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter

Sincerely,
eWellness Healthcare Corporation

/s/ Darwin Fogt
Darwin Fogt
Chief Executive Officer

cc:	Rachael Schmierer
Hunter Taubman Weiss

Exhibit A

Confidential Private Placement Memorandum

DIGNYTE, INC.

(A Nevada Corporation)

$100,000

Common Stock, Par Value $0.001 Per Share

DIGNYTE, Inc. (the “Company” “we” “us” “our”) is offering up to 1,000,000 shares of our common stock, par value $0.001 per share at a price of $0.10 per share for a total offering amount of $100,000 to investors who purchased our common stock pursuant to the terms of our prospectus dated September 18, 2012. See “The Offering.”

We are a “shell” company as defined in Rule12b-2 of the Securities Exchange Act of 1934, whose sole purpose at this time is to locate and consummate a merger, acquisition or joint venture with an entity.

An investment in our securities involves a high degree of risk. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF US AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. You should only invest in our stock if you can afford a complete loss of your investment. You should read the complete discussion of the risk factors SET FORTH IN this private PLACEMENT MEMORANDUM.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this private PLACEMENT MEMORANDUM. Any representation to the contrary is a criminal offense. SEE “CERTAIN NOTICES UNDER STATE SECURITIES LAWS. ”

April 25, 2014

DIGNYTE, INC.

RISK DISCLOSURE STATEMENT

THE ATTORNEYS THAT PREPARED THIS PRIVATE PLACEMENT MEMORANDUM (“ATTORNEYS”) HEREBY DISCLAIM ANY OPINION OR ASSURANCE OF ANY NATURE WHATSOEVER REGARDING THE ACCURACY, COMPLETENESS, REASONABLENESS, TIMELINESS OR VERACITY OF ANY OF THE ASSERTIONS, REPRESENTATIONS OR OTHER INFORMATION CONTAINED HEREIN, WHETHER QUALITATIVE OR QUANTITATIVE, OR REGARDING THE INVESTMENT-WORTHINESS OF THE SECURITIES DISCUSSED HEREIN (“SECURITIES”). ANY ASSERTION OR REPRESENTATION MADE HEREIN, AND ALL OTHER INFORMATION DISCLOSED HEREIN, WHETHER QUALITATIVE OR QUANTITATIVE, HAS BEEN MADE OR PROVIDED BY THE PROMOTER. IN CONNECTION WITH THE PREPARATION OF THIS PRIVATE PLACEMENT MEMORANDUM, THE ATTORNEYS HAVE NOT BEEN ENGAGED TO ATTEST HERETO, OR TO OPINE IN RESPECT HEREOF. ACCORDINGLY, THE ATTORNEYS HAVE NOT PERFORMED ANY ANALYTICAL, CONFIRMATION, VALIDATION, VERIFICATION OR OTHER PROCEDURES IN RESPECT OF THE ASSERTIONS AND REPRESENTATIONS CONTAINED HEREIN, NOR IN RESPECT OF ANY OF THE OTHER INFORMATION DISCLOSED HEREIN, INCLUDING ANY SIMILAR TO THOSE PROCEDURES UNDERTAKEN BY AN INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT IN CONNECTION WITH AN AUDIT OF THE FINANCIAL STATEMENTS OF AN ISSUER OF SECURITIES FOR PURPOSES OF RENDERING AN OPINION THEREON. CONSEQUENTLY, POTENTIAL INVESTORS, IN DECIDING WHETHER OR NOT TO INVEST IN THE SECURITIES, ARE CAUTIONED NOT TO ASCRIBE ANY SPECIAL RELIANCE WHATSOEVER ON THIS PRIVATE PLACEMENT MEMORANDUM BY REASON THAT ATTORNEYS HAVE PREPARED THIS MEMORANDUM.

THIS BRIEF STATEMENT CANNOT DISCLOSE ALL THE RISKS AND OTHER FACTORS NECESSARY TO EVALUATE YOUR PARTICIPATION IN THIS COMPANY. THEREFORE, BEFORE YOU DECIDE TO PARTICIPATE IN AN EQUITY INVESTMENT IN THIS COMPANY, YOU SHOULD CAREFULLY STUDY THIS DISCLOSURE DOCUMENT, INCLUDING A DISCUSSION OF THE CERTAIN RISK FACTORS OF THIS INVESTMENT.

CERTAIN NOTICES UNDER STATE SECURITIES LAWS

FOR RESIDENTS OF ALL STATES: THE COMMON STOCK OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”), OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE COMMON STOCK HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CERTAIN NOTICES REGARDING THIS MEMORANDUM

THIS OFFERING IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MIGHT BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. AN INVESTOR MUST REPRESENT THAT THE COMMON STOCK ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND NOT WITH A VIEW TO OR PRESENT INTENTION OF DISTRIBUTION.

THIS PRIVATE PLACEMENT MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. IN ADDITION, THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM CONSTITUTES AN OFFER ONLY IF A NAME APPEARS IN THE APPROPRIATE SPACE ON THE COVER, AND IS AN OFFER ONLY TO THE OFFEREE SO NAMED.

EXCEPT AS OTHERWISE INDICATED, THIS MEMORANDUM SPEAKS AS OF THE DATE OF THE MEMORANDUM AND NEITHER THE DELIVERY HEREOF NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE CONDITION OF THE COMPANY SINCE THE DATE HEREOF.

NO PERSON HAS BEEN AUTHORIZED TO MAKE REPRESENTATIONS OR PROVIDE ANY INFORMATION OTHER THAN THAT CONTAINED IN THIS PRIVATE PLACEMENT MEMORANDUM AND ITS EXHIBITS. ONLY THOSE REPRESENTATIONS EXPRESSLY SET FORTH IN THIS PRIVATE PLACEMENT MEMORANDUM AND ACTUAL DOCUMENTS (SUMMARIZED HEREIN), WHICH ARE FURNISHED UPON REQUEST TO AN OFFEREE, OR HIS REPRESENTATIVE MAY BE RELIED UPON IN CONNECTION WITH THIS OFFERING.

PROSPECTIVE PURCHASERS OF THE COMMON STOCK ARE NOT TO CONSTRUE THE CONTENTS OF THIS PRIVATE PLACEMENT MEMORANDUM AS LEGAL OR TAX ADVICE. EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OWN PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS INVESTMENT.

THIS PRIVATE PLACEMENT MEMORANDUM HAS BEEN PREPARED FROM DATA SUPPLIED BY SOURCES DEEMED RELIABLE AND DOES NOT KNOWINGLY OMIT ANY MATERIAL FACT OR KNOWINGLY CONTAIN ANY UNTRUE STATEMENT OF ANY MATERIAL FACT. IT CONTAINS A SUMMARY OF THE MATERIAL PROVISIONS OF DOCUMENTS REFERRED TO HEREIN. STATEMENTS MADE WITH RESPECT TO THE PROVISIONS OF SUCH DOCUMENTS ARE NOT NECESSARILY COMPLETE AND REFERENCE IS MADE TO THE ACTUAL DOCUMENTS FOR COMPLETE INFORMATION AS TO THE RIGHTS AND OBLIGATIONS THERETO.

Attached to this Memorandum are the following Exhibits:

Exhibit A - Form of Amended and Restated Articles of Incorporation

Exhibit B - eWellness Financial Statements for the fiscal years ended December 31, 2013 and 2012

Exhibit C - eWellness Fair Market Value Opinion

Exhibit D - Form of Subscription Agreement

Exhibit E - Form of Escrow Agent Instructions

CONFIDENTIALITY AND RELATED MATTERS

Each recipient hereof agrees by accepting this Memorandum that the information contained herein is of a confidential nature and that such recipient will treat such information in a strictly confidential manner and that such recipient will not, directly or indirectly, disclose or permit its affiliates or representatives to disclose, any information to any other person or entity, or reproduce such information, in whole or in part, without our prior written consent. Each recipient of this Memorandum further agrees to use the information solely for the purpose of analyzing the desirability of an investment in our company by such recipient and for no other purpose whatsoever.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements set forth in this Memorandum and the Exhibits attached hereto constitute “Forward Looking Statements.” Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning,” “expect,” “believe,” “will likely,” “should,” “could,” “would,” “may” or words or expressions of similar meaning. All such forward-looking statements involve risks and uncertainties, including, but not limited to, those risks described herein. Therefore, prospective Investors are cautioned that there also can be no assurance that the forward-looking statements included in this Memorandum will prove to be accurate. In light of the significant uncertainties inherent to the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by the Company or any other person that the objectives and plans of the Company will be achieved in any specified time frame, if at all. Except to the extent required by applicable laws or rules, the Company does not undertake any obligation to update any forward-looking statements or to announce revisions to any of the forward-looking statements.

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Memorandum. Although the Memorandum may provide potential Investors with some references to subject headings, the information appearing under those headings is not necessarily a complete or exclusive discussion or description of that subject. References in this Memorandum to “we,” “us” and “our” are to DIGNYTE, Inc. An investment in the common stock offered hereby involves a high degree of risk. Prospective Investors are urged to read this Memorandum carefully in its entirety including the section entitled “Risk Factors,” and the exhibits attached hereto.

Issuer:	DIGNYTE, Inc. is a Nevada corporation registered with the Securities and Exchange Commission as a reporting company under the Securities Act of 1933, as amended (the “Securities Act”). Our offices are located at 605 W Knox Rd., Suite 202, Tempe AZ 85284 and out telephone number is (480) 588-3337.

Offering

We are offering (the “Offering”) to sell up to 1,000,000 shares of our common stock, par value $0.001 per share to investors who purchased our common stock pursuant to the terms of our prospectus dated September 18, 2012 at a price of $0.10 per share for a total offering amount of $100,000. The purchase price will be paid as follows: $.09 per share in cash from the Rule 419 Trust Account Balance discussed below and $0.01 per share which investors previously paid to us in connection with our Rule 419 offering discussed below. See “The Offering.”

The Offering is being conducted on a “best efforts” basis by our officers and directors commencing on the date hereof and expiring May 5, 2014, unless extended by the Company for up to an additional 15 days (such period, as same may be extended, being hereinafter referred to as the “Offering Period”).

Minimum Purchase per Investor	None.

Investor Qualifications:	We are offering the common stock to accredited and non-accredited investors as defined by Regulation D under the Securities Act. We will require each investor (or such investor’s representative) to represent in the Subscription Agreement the status of the investor as either accredited or non-accredited.

Offering Period:	The offering period for the common stock shall commence on the date of this Memorandum and will continue until the earlier of: (i) our election to terminate the Offering, (ii) the sale of all of the shares of common stock offered herein, or (iii) the Termination Date. The “Termination Date” will be 5:00 p.m. (Eastern Standard Time) on May 5, 2014; provided, however, we may extend the Termination Date for up to 15 days, without notice to any subscriber or offeree.

No Minimum Offering/No Escrow:	No minimum amount must be raised in this Offering before we can access the subscription proceeds. Subscription proceeds will be promptly deposited in our operating bank account for immediate use in connection with our operations.

Use of Proceeds	We intend to use the net proceeds from this offering for working capital and general corporate purposes. See “Use of Proceeds.”

Registration Rights/Lock Up	The Company has agreed to file a registration statement covering the Shares acquired by Investors in this offering no later than 90 days after completion of the offering. In addition, Investors will be required to enter into a lock-up agreement covering 50% of shares acquired in this Offering which restricts their right for a period of one year from the date such shares are acquired to sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by the investor at any time in the future of) such shares. See Exhibit D – Subscription Agreement.

Trading	Our common stock is not trading on any public trading market or stock exchange.

Risk Factors	See “Risk Factors” and the other information in this Memorandum for a discussion of the factors that you should carefully consider before deciding to invest in the common stock.

BUSINESS OF DIGNYTE

Business Development

We were incorporated in the State of Nevada on April 7, 2011, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. We have been in the developmental stage since inception and have no operations to date. We are defined as a “shell” company as defined in Rule12b-2 of the Exchange Act, whose sole purpose at this time is to locate and consummate a merger, acquisition or joint venture with an entity.

We were formed by Andreas A. McRobbie-Johnson, our initial director. Mr. McRobbie-Johnson serves as our Chief Executive Officer, President and sole Director. On April 13, 2012, Donna S. Moore was appointed as our corporate Secretary, Treasurer and CFO.

In November 2011, our board of directors and shareholders approved a four for one (4:1) forward stock split and an increase in our authorized capital to 100 million shares of common stock and 10 million shares of blank check preferred stock. In accordance therewith, on November 10, 2011, we filed a Certificate of Amendment to our Articles of Incorporation.

The Company offered for sale in a direct public offering 1,000,000 shares of its common stock, par value $0.001 per share, pursuant to Rule 419 and a Registration Statement that was declared effective by the SEC on September 14, 2012. We sold 1,000,000 shares of our common stock to investors (each an “Investor” and collectively the “Investors”) for total subscription proceeds of $100,000 pursuant to this Registration Statement. We have used 10% of the subscription proceeds as permitted under Rule 419 and the amount remaining in trust as of the date of this Memorandum is $90,000 (the “Trust Account Balance”).

Since we did not consummate a business combination within 18 months of the effective date of the registration statement or by March 18, 2014, we are obligated under Rule 419 to return 90% of the deposited funds on a pro rata basis to all the Investors who purchased shares pursuant to the 2012 prospectus.

On April 11, 2014, we entered into a share exchange agreement (the “Share Exchange Agreement”) pursuant to which we agreed to issue, 9,200,000 shares of our unregistered common stock, $.001 par value (the “common stock”) to the shareholders of eWellness Corporation, a Nevada corporation (“eWellness”). eWellness is in the initial phase of developing a unique telemedicine platform that offers Distance Monitored Physical Therapy Programs to pre-diabetic, cardiac and health challenged patients, through contracted physician practices and healthcare systems specifically designed to help prevent patients that are prediabetic from becoming diabetic. Upon completion of the transaction, eWellness will become our wholly owned subsidiary and its shareholders will own approximately 61.8% of the then issued and outstanding common stock of our company after giving effect to the cancellation of 5,000,000 shares of our common stock held by Andreas A. McRobbie-Johnson, our chief executive officer.

The proposed business activities described herein classify us as a “blank check” company. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their prospective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities until such time as we have successfully implemented our business plan described herein.

Employees

We are currently in the development stage. During this development period, we plan to rely exclusively on the service of our officers and director to establish business operations and perform or supervise the minimal service required at this time. We believe that our operations are currently on a small scale and manageable by us. There are no full or part-time employees other than our President and CEO, Andreas A. McRobbie-Johnson and our Secretary/Treasurer and CFO, Donna Moore, whose responsibilities are mainly administrative at this time, as our operations are minimal. We believe we have good working relationships with our employees. We are currently not a party to any collective bargaining agreements.

Financial Statements of Dignyte

Dignyte’s Audited Financial Statements for the years ended December 31, 2013 and 2014 are incorporated herein by reference to the Company’s Form 10-K filed with the SEC on March 5, 2014.

BUSINESS OF EWELLNESS

eWellness is an early-stage provider of a unique telemedicine platform that offers Distance Monitored Physical Therapy Programs to pre-diabetic, cardiac and health challenged patients, through contracted physician practices and healthcare systems. eWellness initial service contract covers the New York City and northern New Jersey tri-borough area (19.8 million people), the most populated region in the United States. eWellness markets an innovative Distance Monitored Physical Therapy (“DMpt”) Telemedicine Program that has been specifically designed to help prevent pre-diabetic patients from becoming diabetic. This program combines in-office direct-contact physical therapy evaluations, re-evaluations and physical performance testing with an on-line telemedicine exercise program. This business model allows eWellness to bill for traditional in-office patient visits and for its telemedicine exercise program sessions. eWellness also offers patient enrollment in a no-cost online healthy living nutrition and meal planning platform developed by the American Diabetes Association.

eWellness competes against typical brick and mortar physical therapy practices that are limited significantly by the number of patients that can be seen in an 8 hour shift. The national average is approximately 16 patients per day per physical therapist (“PT”) or PT assistant. Our PT’s and PT assistant’s are anticipated to average approximately 137 patients per day. We anticipate being able to deliver on up to 850% more patient volume per PT and PT Assistants.

SUMMARY OF THE SHARE EXCHANGE AGREEMENT

We plan to sign an amended and restated share exchange agreement (the “Share Exchange Agreement”) whereby we will agree to issue, 9,200,000 shares of our unregistered common stock, $.001 par value (the “common stock”) to the shareholders of eWellness. Upon completion of the transaction, eWellness will become our wholly owned subsidiary and its shareholders will own approximately 61.8% of the then issued and outstanding common stock of our company after giving effect to the cancellation of 5,000,000 shares of our common stock held by Andreas A. McRobbie-Johnson, our chief executive officer.

Based upon our investigation of eWellness, our management believes that the merger with eWellness and entering the distance monitored physical therapy business provides an attractive investment opportunity for our company and its stockholders.

The closing of the Share Exchange Agreement is conditioned upon certain, limited customary representations and warranties, as well as the following conditions to closing: (i) our filing of a Form 8-A with the SEC, (ii) consent of investors in the Rule 419 to participate in this offering and agreeing to a lock-up of one year covering 50% of the shares they acquire in such offering; (iii) eWellness’ completion of an offering of its convertible debt in an amount of up to $1,200,000 but no less than $100,000; (iv) Mr. McRobbie-Johnson cancelling 5,000,000 shares of our common stock he owns, and agreeing to transfer 3,100,000 shares of our common stock he owns at the direction of e-Wellness and agreeing to transfer 1,500,000 shares of his common stock to Summit Capital; (v) the appointment of members of our board of directors as follows: Douglas MacLellan (Chairman), Darwin Fogt, Curtis Hollister and David Markowski; (vi) the resignations of Mr. McRobbie-Johnson as a director of our company and from all offices he holds and Donna S. Moore from all of offices she holds, (vii) the appointment of Mr. Fogt as our President and Chief Executive Officer, David Markowski as our Chief Financial Officer, Secretary and Treasurer, and Curtis Hollister as our Chief Technology Officer; and (viii) eWellness’ affiliates agreeing to a lock-up of one year covering the shares they acquire pursuant to the Share Exchange Agreement.

Following the closing of the Share Exchange Agreement, we intend to continue eWellness’ historical businesses and proposed businesses.

Amended and Restated Articles of Incorporation – Dignyte, Inc.

In anticipation of the completion of our acquisition of eWellness and to more accurately reflect our proposed new business and operations, we plan to amend and restate our articles of incorporation to:

(1)	Change the Company’s corporate name from Dignyte, Inc. to eWellness Healthcare Corporation;

(2)	Provide that the provisions of Nevada Revised Statutes §§ 78.378 to 78.3793 inclusive, are not applicable to the Company; and

(3)	Include indemnification provisions.

The amended and restated articles will not make any material changes to our existing Articles of Incorporation, other than incorporating the amendments described above. A copy of the Form of Amended and Restated Articles of Incorporation attached to this Memorandum as Exhibit A.

Financial Statements of eWellness

eWellness’ Audited Financial Statements for the years ended December 31, 2013 and 2014 are included in this Memorandum as Exhibit B.

eWellness Fair Market Value Analysis Summary

eWellness retained Riedel Research Group, Inc. (“Riedel”) to express an opinion regarding its fair market value. For the purposes of the opinion, Riedel discussed with eWellness’ senior management its business and financial outlook, reviewed its audited financial statements for the fiscal years ended December 31, 2012 and 2013, reviewed a three year financial forecast prepared by eWellness management, reviewed publicly available financial data for comparable companies, reviewed its current private placement memorandum and conducted such other studies, analyses and inquires as it deemed appropriate.

Riedel’s business includes equity research and recommendations to companies and financial organizations. Riedel is an unrelated third party, with no affiliation to either eWellness or our company, or any of their or our respective officers, directors, employees or agents. Riedel was selected on the basis of its professional experience and non-affiliated relationship to us and eWellness.

Riedel delivered to eWellness an appraisal dated April 4, 2014, and based upon and subject to various assumptions and limitations described in Riedel’s appraisal, estimated fair market value of eWellness is $4,560,000. In determining fair market value, Riedel utilized four primary approaches to value: the income, market, backsolve and cost approaches. A copy of the Riedel Opinion is attached to this Memorandum as Exhibit C.

In conducting the appraisal, Riedel assumed and relied upon the accuracy and completeness of the information reviewed by it and did not assume any responsibility to independently verify or otherwise investigate such information. Riedel’s report was limited to the fair market value of eWellness and Riedel expressed no view as to, and its report did not address, the fairness (financial or otherwise) of the shares of our common stock eWellness shareholders will receive pursuant to the Share Exchange Agreement or any of its other terms. Furthermore, Riedel’s report did not address (i) our underlying business decision to consummate or otherwise pursue the Share Exchange Agreement, (ii) the merits of the Share Exchange Agreement relative to any other acquisition or alternative transaction that was, is or may be available to us or (iii) the prices at which the Company’s common stock may trade at any future time, including following the announcement or consummation of the Share Exchange Agreement.

Neither we nor eWellness placed any limitations on Riedel as to the scope of its investigations to render its opinion. While we are not aware of any changes in the fair market value of eWellness from the valuation date of April 4, 2014, subsequent developments may affect Riedel’s opinion and Riedel does not have any obligation to update, revise or reaffirm its appraisal.

Fees and expenses paid to Riedel

eWellness paid Riedel a fee for its services. No portion of Riedel’s fee was contingent upon the conclusion reached in its opinion or the successful completion of the Share Exchange Agreement. We have not retained Riedel in the past to provide us with appraisal or advisory services. Riedel may provide appraisal and advisory services to us, other participants in the Share Exchange Agreement or certain of their respective affiliates in the future, for which Riedel may receive compensation.

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Identification of Directors and Executive Officers

Our executive officers and directors and their respective ages, positions and biographical information are set forth below.

Name	Age	Positions Held
Andreas McRobbie-Johnson	20	Chief Executive Officer, President and Director
Donna S Moore	68	Chief Financial Officer and Chief Accounting Officer

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board. All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. None of our directors received compensation for service on our Board of Directors and any committee thereof. Our Board of Directors appoints officers annually and each Executive Officer serves at the discretion of our Board of Directors.

Andreas McRobbie-Johnson

Mr. McRobbie-Johnson has been our Chief Executive Officer, President and our sole director since April 2011 and was our Chief Financial Officer from April 2011 until April 2012. Mr. McRobbie-Johnson is a student at Northern Arizona University in Flagstaff, AZ, currently enrolled in the business degree program. Mr. McRobbie-Johnson has always had a keen interest in business and has been working over the past year with his father, a principal of a boutique private-equity firm.

Donna S. Moore

Ms. Moore has been our Chief Financial Officer and Chief Accounting Officer since April 2012. From 2010 to present, Ms. Moore has been serving as Chief Financial Officer for Summit Capital USA, Inc. in Tempe, AZ. In addition, from March 2011 to September 2012, Ms. Moore served as Chief Financial Officer for Elevate, Inc. in San Clemente, CA; from September 2010 to January 2011 and from October 2011 to August 2012 Ms. Moore served as Chief Financial Officer of Voice Assist, Inc. in Lake Forest, CA; and from May 2011 to August 2011, Ms. Moore served as Chief Financial Officer of Oraco Resources in Tempe, AZ. Between 2008 and 2010, Ms. Moore served as part time Controller for Skye International, Inc. in Scottsdale, AZ. Prior to Skye International, Ms. Moore was the Controller for Monarch Brass & Copper Corp., in Waterbury, CT from 1984 through 2007. Ms. Moore is a business financial professional with over 29 years of hands-on business experience. Ms. Moore has held positions as chief financial officer, controller and secretary/treasurer of both public and private corporations. Her experience includes general accounting, financial reporting, systems implementation/management, treasury functions, and cost accounting. Ms. Moore specializes in executing uniform financial controls so as to improve productivity, reduce costs, and maximize profitability. Ms. Moore holds a Bachelor of Science degree in Business Management and an MBA in finance and accounting from Brigham Young University.

Committees of our Board of Directors

Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors, nor are we required to establish or maintain an Audit Committee or other committee of our Board of Directors.

The Board does not have standing audit, compensation or nominating committees. The Board does not believe that audit, compensation or nominating committees are necessary based on the size of our company, the current levels of compensation to corporate officers and the beneficial ownership by one shareholder of more than 91% of our outstanding common stock. The Board will consider establishing audit, compensation and nominating committees at the appropriate time.

The entire Board of Directors participates in the consideration of compensation issues and of director nominees. Candidates for director nominees are reviewed in the context of the current composition of the Board and the Company’s operating requirements and the long-term interests of its stockholders. In conducting this assessment, the Board of Directors considers skills, diversity, age, and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability.

The Board’s process for identifying and evaluating nominees for director, including nominees recommended by stockholders, will involve compiling names of potentially eligible candidates, conducting background and reference checks, conducting interviews with the candidate and others (as schedules permit), meeting to consider and approve the final candidates and, as appropriate, preparing an analysis with regard to particular recommended candidates.

COMPENSATION OF MANAGEMENT

Employment Contracts and Executive Compensation

Since our incorporation on April 7, 2011, we have not paid any compensation to any officer, director or employee. There are no employment agreements. Any future compensation to be paid will be determined by the Board of Directors, and, as appropriate, an employment agreement will be executed. We do not currently have plans to pay any compensation until such time as the Company maintains a positive cash flow.

Director Compensation

Our directors do not receive compensation for their services. We may compensate our directors in the future for services rendered.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following tables set forth certain information, as of April 22, 2014 with respect to the beneficial ownership of our outstanding common stock by (i) any holder of more than five percent, (ii) each of our executive officers and directors, and (iii) our directors and executive officers as a group.

Unless otherwise indicated, the business address of each person listed is in care of Dignyte, Inc., 605 W Knox Rd., Suite 202, Tempe AZ 85284. The information provided herein is based upon a list of our shareholders and our records with respect to the ownership of common stock. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name, Title and Address of Beneficial Owner of Shares	Amount of Beneficial Ownership	Percent of Class

Andreas McRobbie-Johnson, President, and Director	10,000,000	91.8%

All Directors and Officers as a group (1 person)	10,000,000	91.8%

Certain Relationships and Related Transactions, and Director Independence

During the period from inception (April 7, 2011) to December 31, 2013, a related party, a company in which the Secretary-Treasurer and CFO of the Company is also serving as CFO, has paid $47,763 on behalf of the Company. The amount outstanding as of December 31, 2013 and December 31, 2012 were $40,893 and $19,702, respectively. During the year ended December 31, 2013, the Company recorded $2,629 imputed interest on the amount owed to the related party.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of blank check preferred stock. The Company has issued 10,000,000 shares of common stock to date held by one (1) shareholder of record.

The holders of our common stock:

1.	Have equal ratable rights to dividends from funds legally available, when, as and if declared by the Board of Directors;

2.	Are entitled to share ratably in all of assets available for distribution to holders of common stock upon liquidation, dissolution, or winding up of corporate affairs;

3.	Do not have preemptive, subscription or conversion rights; and there are no redemption or sinking fund provisions or rights; and

4.	Are entitled to one vote per share on all matters on which stockholders may vote.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These heightened disclosure requirements may have the effect of reducing the number of broker/dealers willing to make a market in our shares, reducing the level of trading activity in any secondary market that may develop for our shares, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

The Company has no current plans to either issue any preferred stock or adopt any series, preferences or other classification of preferred stock.

Preemptive Rights

No holder of any shares of the Company’s stock has preemptive or preferential rights to acquire or subscribe for any unissued shares of any class of stock or any unauthorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock not disclosed herein.

Non-Cumulative Voting

Holders of the Company’s common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any directors.

Cash Dividends

As of the date of this memorandum, the Company has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. The Company does not intend to pay any cash dividends in the foreseeable future but rather to reinvest earnings, if any, in business operations.

Preferred Stock

Our Board of Directors has the authority, without action by stockholders, to designate and issue preferred stock in one or more series. The Board of Directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be greater than the rights of our Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of the preferred stock. However, these effects might include: (a) restricting dividends paid to the holders of shares of the Common Stock; (b) diluting the voting power of the holders of shares of the Common Stock; (c) impairing the liquidation rights of holders of shares of the Common Stock and (d) delaying or preventing a change in control of the Company without further action by stockholders.

THE OFFERING

We are offering 1,000,000 shares of our common stock to investors who purchased our common stock pursuant to the terms of our prospectus dated September 18, 2012 at a price of $0.10 per share for a total offering amount of $100,000. The purchase price will be paid as follows: $.09 per share in cash from the Rule 419 Trust Account Balance discussed below and $0.01 per share which investors previously paid to us in connection with our Rule 419 offering discussed below.

We are conducting this offering because our management believes that it would be in the best interests of our stockholders for us to give them the opportunity to invest their allocable share of the funds held in the Company’s trust account (the “Trust Account”), rather than return such funds to them as required by Rule 419 of the Securities Exchange Act of 1933 (“Rule 419”).

The Company offered for sale 1,000,000 shares of its common stock, par value $0.001 per share, in a direct public offering pursuant to Rule 419 and pursuant to a Registration Statement that was declared effective by the SEC on September 14, 2012. We sold 1,000,000 shares of our common stock to investors (each an “Investor” and collectively the “Investors”) for total subscription proceeds of $100,000 pursuant to this Registration Statement. We have used 10% of the subscription proceeds as permitted under Rule 419 and the amount remaining in trust as of the date of this Memorandum is $90,000 (the “Trust Account Balance”).

Since we did not consummate a business combination within 18 months of the effective date of the registration statement or by March 18, 2014, we are obligated under Rule 419 to return 90% of the deposited funds on a pro rata basis to all the Investors who purchased shares pursuant to the 2012 prospectus. Any Investor who elects not to participate in this offering will be returned 90% of their deposited funds within five business days after the expiration of this offering. Regardless of whether investors elect to participate in this offering or not, we will withdraw the offering of our common stock pursuant to our Registration Statement declared effective on September 14, 2012 (the “Rule 149 Offering”) upon expiration of the Offering.

This direct primary offering of our common stock is being conducted on a “self-underwritten, best efforts” basis, which means we will attempt to sell the common stock. No minimum amount of capital must be raised in this Offering before we can access the proceeds. The offering period for the common stock shall commence on the date of this Memorandum and will continue until the earlier of: (i) our election to terminate the Offering, (ii) the sale of all of the common stock offered herein or (iii) the Termination Date. The “Termination Date” will be 5:00 p.m. (Eastern Standard Time) on May 5, 2014; provided, however, we may extend the Termination Date for up to 90 days, without notice to any subscriber or offeree (the “Offering Period”).

This offering is directed to “accredited” and “unaccredited” investors, as those terms are defined in Rule 501(a) of Regulation D as promulgated by the SEC.

Suitability Standards.

Sale of the common stock will be made to “accredited” and “non-accredited” investors, as those terms are defined in Rule 501(a) of Regulation D under the Securities Act. Investment in the Company involves a high degree of financial risk and is suitable only for persons of substantial means who have no need for liquidity in their investment and can afford to lose all or substantially all of their investment. Representations and warranties required of potential investors as to their status as “accredited” are set forth in the Subscription Agreement, a form of which is attached hereto as Exhibit “D”.

An “accredited investor” must meet one of the following qualifications: (a) an individual who either individually or jointly with his or her spouse has a net worth (i.e., total assets in excess of total liabilities) in excess of $1,000,000 at the time of investing in the Offering; (b) an individual whose individual annual income exceeded $200,000, or whose income with that of his or her spouse exceeded $300,000 in the previous two calendar years and who reasonably expects to reach the same income level in the current year; (c) certain institutional investors, including a bank or savings and loan association acting in its individual or fiduciary capacity, a broker-dealer, an insurance company, an investment company, a business development company, or a small business investment company, or an employee benefit plan if the plan’s investment decision is made by a fiduciary which is a bank, savings and loan association, insurance company or registered investment advisor or if the plan has total assets in excess of $5,000,000 or, if a self-directed plan, its investment decisions are made solely by accredited investors; (d) a private business development company; (e) an organization under section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or a corporation or Massachusetts or similar business trust or partnership not formed for the specific purpose of acquiring the common stock with total assets in excess of $5,000,000; (f) a trust with assets in excess of $5,000,000 not formed for the purpose of acquiring the common stock whose purchase is directed by a sophisticated investor; (g) an entity in which all equity owners are accredited investors; or (h) a director or executive officer of the Company.

How to Subscribe

An eligible investor may subscribe for the Shares by: (i) properly completing, signing and delivering to the Company two (2) copies of the Subscription Agreement in the form attached as Exhibit D (one signed copy accepted by the Company will be returned to each investor whose offer is accepted, together with a stock certificate), and (ii) delivering payment in an amount equal to $0.09 per Share to be purchased by the investor (the Company acknowledges that is has previously received $0.01 per share which investors previously paid to us in connection with our Rule 419 Offering discussed above. If a subscriber desires to pay by means of a wire transfer, then it should contact the Company for wiring instructions. The execution of the Subscription Agreement by a subscriber constitutes a binding offer to purchase the Shares. Once a subscriber subscribes for the Shares, that subscriber will not be able to withdraw his subscription.

We reserve the right to accept or reject a subscription in whole or in part. Our acceptance of a subscription agreement is effective when we countersign it, for the amount of the common stock we set forth next to our signature depending on the investment amount. If we accept a subscription agreement, we will provide a confirmation of purchase to the subscriber. If we do not accept a subscription, the purchase payment will be returned, without interest, within 30 days of our non-acceptance.

Distribution

The common stock will be offered and sold on a “best efforts” basis by our officers and directors pursuant to Regulation D as promulgated under the Securities Act. Subscribers shall execute subscription documents provided with this Memorandum in which they represent that the purchase of the common stock is being made for investment purposes with no intent to resell. We may utilize the services of other broker-dealers who are member firms of the Financial Industry Regulatory Authority (FINRA).

RISK FACTORS

An investment in our company and the common stock involve a high degree of risk. You should carefully consider the risks below, together with the other information contained in this Memorandum and the attached Exhibits, before you decide to invest in our company. If any of the following risks occur, our business, results of operations and financial condition could be harmed, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are intended to be the material risks that are specific to us and to our industry. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause future actual results to differ materially from those contained in any historical or forward-looking statements.

THE ISSUANCE OF OUR COMMON STOCK TO THE EWELLNESS SHAREHOLDERS IN CONNECTION WITH THE SHARE EXCHANGE AGREEMENT WILL SUBSTANTIALLY DILUTE THE VOTING POWER OF CURRENT DIGNYTE SHAREHOLDERS.

Pursuant to the terms of the Share Transfer Agreement, and based on the number of shares of our common stock outstanding as of the date of the Share Transfer Agreement, it is anticipated that we will issue shares of our common stock to the Dignyte shareholders representing approximately 61.8% of our outstanding shares of common stock immediately following the closing of this transaction and assuming cancellation of 5,000,000 shares held by Mr. McRobbie-Johnson. Accordingly, the issuance of our common stock to the Dignyte shareholders will significantly reduce the relative voting power of each share of our common stock held by our current shareholders.

SOLE DIRECTOR MAY HINDER OPERATIONS

Our operations depend largely on the efforts of Andreas A. McRobbie-Johnson, the sole director of the Company. Mr. McRobbie-Johnson has no experience in public company management. Because of this, the Company may be unable to develop our business, or manage our public reporting requirements. The Company cannot guarantee that it will be able overcome any such obstacles and would cease to exist if it is unable to develop the business or manage our public reporting requirements.

POTENTIAL CONFLICTS OF INTEREST MAY RESULT IN LOSS OF BUSINESS

Andreas A. McRobbie-Johnson and Donna S. Moore may, in the future, become involved in other employment opportunities and may periodically face a conflict in selecting between our company and other personal and professional interests. The Company has not formulated a policy for the resolution of such conflicts should they occur. If the Company loses Andreas A. McRobbie-Johnson or Donna S. Moore to other pursuits without a sufficient warning, the Company may, consequently, go out of business.

AS AN “EMERGING GROWTH COMPANY” UNDER THE JOBS ACT, WE ARE PERMITTED TO RELY ON EXEMPTIONS FROM CERTAIN DISCLOSURE REQUIREMENTS.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

THE APPLICATION OF RULE 144 CREATES SOME INVESTMENT RISK TO POTENTIAL INVESTORS; FOR EXAMPLE, EXISTING SHAREHOLDERS MAY BE ABLE TO RELY ON RULE 144 TO SELL SOME OF THEIR HOLDINGS, DRIVING DOWN THE PRICE OF THE SHARES YOU PURCHASED.

The SEC adopted amendments to Rule 144 which became effective on February 15, 2008 that apply to securities acquired both before and after that date. Under these amendments, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that: (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding a sale, (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (iii) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

●	1% of the total number of securities of the same class then outstanding (80,306 shares of common stock as of the date of this Report); or

●	the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

REGULATIONS CONCERNING “BLANK CHECK” ISSUERS MAY LIMIT BUSINESS COMBINATIONS

The ability to register or qualify for sale of the shares for both initial sale and secondary trading is limited because a number of states have enacted regulations pursuant to their securities or “blue sky” laws restricting or, in some instances, prohibiting, the sale of securities of “blank check” issuers, such as the Company, within that state. In addition, many states, while not specifically prohibiting or restricting “blank check” companies, may not register the shares for sale in their states. Because of such regulations and other restrictions, the Company’s selling efforts, and any secondary market which may develop, may only be conducted in those jurisdictions where an applicable exemption is available or a “blue sky” application has been filed and accepted or where the shares have been registered thus limiting the issuer’s ability to complete this offering.

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS RESULTS IN POSSIBLE LACK OF SUCCESS

The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. This may lessen the possibility of finding a suitable acquisition, merger or joint venture candidate, as such loss would be integrated into their financial statements. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

OUR AUDITORS HAVE ISSUED A GOING CONCERN OPINION REFLECTING THAT WE MAY HAVE DIFFICULTY CONTINUING OPERATIONS.

Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment. Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next 12 months. The financial statements do not include any adjustments that might reduce the uncertainty about our ability to continue in business. As such we may have to cease operations and you could lose your investment.

SPECULATIVE NATURE OF COMPANY’S PROPOSED OPERATIONS RESULTS IN POSSIBLE LACK OF SUCCESS

The success of the Company’s proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to: (i) seek business combinations with entities having established operating histories or (ii) become a party to a joint venture or licensing agreement with another corporation or entity, there can be no assurance that the Company will be successful in locating candidates meeting such criteria, thus making risk evaluations difficult. In the event the Company completes a business combination or joint venture, of which there can be no assurance, the success of the Company’s operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company’s control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS MAY LIMIT BUSINESS COMBINATIONS

The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers, acquisitions and joint ventures of companies that may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger, acquisition, joint venture and licensing candidates with numerous other small public companies. Therefore, this competition may result in the Company being unable to complete its business plan of completing an acquisition, merger, joint venture or other opportunity.

IF WE FAIL TO CLOSE ON OUR ACQUISITION OF EWELLNESS, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED.

An important part of our strategy is to grow our business by acquiring eWellness. In addition, the development and operation of eWellness’ business will require a significant cash investment to finance its planned growth. We will need to issue additional debt and equity financing to implement our expansion strategy and finance the operations of our business. We may not have access to the funding required for these plans on acceptable terms. Our ability to complete the closing of our planned acquisition of eWellness may also suffer significant delays as a result of a variety of factors which could prevent us from completing our plans as currently expected. In addition, even if we can implement our strategy, expansion in the distance monitored physical therapy business may not materialize to the extent we expect, or at all, resulting in unutilized resources and unrecoverable expenses and investments in this business. Any failure to successfully implement our business strategy, including for any of the above reasons, could materially and adversely affect our financial condition and results of operations.

CONTINUED MANAGEMENT CONTROL AND LIMITED TIME AVAILABILITY MAY LIMIT BUSINESS COMBINATIONS

While seeking a business combination, joint venture or licensing agreement; management anticipates devoting up to ten hours per month to the business of the Company. The Company’s officer has not entered into a written employment agreement with the Company and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the service of this individual would adversely affect development of the Company’s business and its likelihood of continuing operations and completing its business plan.

CONFLICTS OF INTEREST OF THE OFFICER AND DIRECTOR MAY RESULT IN LOSS OF BUSINESS OR FAILURE TO COMPLETE A MERGER, ACQUISITION, JOINT VENTURE OR AT LESS PROFIT

The Company’s officer and director may, in the future, participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company’s officer and director is involved in the management of any firm with which the Company transacts business. These limitations may limit the number of opportunities for a merger, acquisition or joint venture.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION MAY LIMIT THE COMPANY’S ABILITY TO FIND PROSPECTIVE CANDIDATES FOR ACQUISITION

The Company has neither conducted, nor have others made available to it, results of market research indicating that a market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger, acquisition or joint venture contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK OF DIVERSIFICATION INCREASES THE RISK THAT THE COMPANY WILL CEASE TO DO BUSINESS.

The Company’s proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company’s activities will be limited to those engaged in by the business opportunity which the Company merges or partners with or acquires. The Company’s inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company’s operations, potentially causing the company to cease to do business.

POSSIBLE INVESTMENT COMPANY ACT REGULATION LIMITS POSSIBLE ACQUISITION CANDIDATES AND INCREASE COSTS

Although the Company will be subject to regulation under the Securities Exchange Act of 1933, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT MEANS INABILITY TO FULLY GAUGE MANAGEMENT RISK AND UNCERTAIN MANAGEMENT FUTURE

A business combination involving the issuance of the Company’s common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company’s common stock held by him or to resign as a member of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING A BUSINESS COMBINATION WOULD RESULT IN DILUTION

The Company’s primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and would most likely result in a change in control or management of the Company.

DISADVANTAGES OF BLANK CHECK OFFERING MAY DISCOURAGE BUSINESS COMBINATIONS

The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A potential business combination candidate may find it more beneficial to go public directly rather than through a combination with a blank check company as the blank check has the requirements of a post-effective amendment and having to clear its application to trade using information provided by the Company rather than its own internal information. This process may be more complicated and complex due to the acquisition with a blank check than if the company had gone public directly. In addition the Company would continue to have the expenses of filings under the Securities Exchange Act of 1934 (10K’s, Q’s and 8K’s among others) during these processes.

FEDERAL AND STATE TAXATION OF BUSINESS COMBINATION MAY DISCOURAGE BUSINESS COMBINATIONS

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction, reduce the future value of the shares and potentially discourage a business combination.

BLUE SKY CONSIDERATIONS MAY LIMIT SALES IN CERTAIN STATES THUS MAY LIMIT OR PRECLUDE ACQUISITION CANDIDATES

Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state and the Company has no current plans to register or qualify its shares in any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities which could reduce the size of the potential market. As a result of recent changes in federal law, non-issuer trading or resale of the Company’s securities is exempt from state registration or qualification requirements in most states. However, some states may continue to attempt to restrict the trading or resale of blind-pool or “blank-check” securities. Accordingly, investors should consider any potential secondary market for the Company’s securities to be a limited one.

BUSINESS ANALYSIS BY NON PROFESSIONAL INCREASES THE RISK OF INCOMPLETE DUE DILIGENCE AND POOR ANALYSIS

Analysis of business operations will be undertaken by our President and director who is not a professional business analyst. Thus the depth of such analysis may not be as great as if undertaken by a professional which increases the risk that any merger, acquisition or joint venture candidate may not continue successfully.

LACK OF AGREEMENT TO PROVIDE OPERATING FUNDS MAY CAUSE THE COMPANY TO BE UNABLE TO CLOSE THE OFFERING

Although Mr. McRobbie-Johnson, our sole director, has stated that he will provide funds for the Company to continue business until the offering is closed, there is no enforceable agreement to such effect; and thus the failure of Mr. McRobbie-Johnson to provide such funds may cause the Company to cease business prior to the close of this offering.

ARBITRARY OFFERING PRICE MAY MEAN LOSS OF VALUE OF SHARES

The offering price of the shares bears no relation to book value, assets, earnings, or any other objective criteria of value. They have been arbitrarily determined by the Company. There can be no assurance that, even if a public trading market develops for the Company’s securities, the shares will attain market values commensurate with the offering price.

NO ASSURANCE OF SUCCESSFUL MARKETING EFFORTS MAY LIMIT ACQUISITION CANDIDATES

One of the methods the Company will use to find potential merger, acquisition, joint venture or licensing candidates will be to run classified ads in the Wall Street Journal and similar publications periodically seeking companies which are looking to merge or partner with a public shell. Other methods include personal contacts and contacts gained through social networking. There is no evidence showing that these methods of identifying a suitable opportunity will be successful and thus the number of candidates may be limited. Lack of identification and completion of a successful merger/acquisition/joint venture will render the shares sold hereunder worthless.

Special Note Regarding Forward-Looking Statements

This memorandum contains forward-looking statements about our business, financial condition and prospects that reflect our management’s assumptions and beliefs based on information currently available. We can give no assurance that the expectations indicated by such forward-looking statements will be realized. If any of our assumptions should prove incorrect, or if any of the risks and uncertainties underlying such expectations should materialize, the actual results may differ materially from those indicated by the forward-looking statements.

The key factors that are not within our control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the proposed service that we expect to market, our ability to establish a substantial customer base, management’s ability to raise capital in the future, the retention of key employees and changes in the regulation of the industry in which we function.

There may be other risks and circumstances that management may be unable to predict. When used in this document, words such as, “believes,” “expects,” “intends,” “plans,” “anticipates,” “estimates” and similar expressions are intended to identify and qualify forward-looking statements, although there may be certain forward-looking statements not accompanied by such expressions.

USE OF PROCEEDS

Unless otherwise specified in this memorandum, we intend to use the net proceeds generated by this Offering for working capital and general corporate purposes.

PLAN OF DISTRIBUTION

The common stock will be offered and sold on a “best efforts” basis by our officers and directors pursuant to Regulation D as promulgated under the Securities Act. Subscribers shall execute subscription documents provided with this Memorandum in which they represent that the purchase of the common stock is being made for investment purposes with no intent to resell. We may utilize the services of other broker-dealers who are member firms of the Financial Industry Regulatory Authority (FINRA).

STATEMENT AS TO INDEMNIFICATION

Our Articles of Incorporation and our Bylaws provide for indemnification of directors and officers under certain circumstances, which could include liabilities relating to securities laws. The SEC mandates the following disclosure of its position on indemnification for liabilities under the federal securities laws:

“Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.”

SUBSCRIPTION PROCEDURES

Each investor herein will be required to do the following:

1. Complete, sign and deliver to the Company two copies of the Subscription Agreement in the form attached as Exhibit D (one signed copy accepted by the Company will be returned to each investor whose offer is accepted, together with a stock certificate); and

2. Deliver payment by providing written instructions to the Escrow Agent attached hereto as Exhibit E to issue a check made payable to the order of “DIGNYTE, INC.” in an amount equal to $0.09 per share of common stock purchased by the Investor (the Company acknowledges that it has previously received $0.01 per share which the investor previously paid in connection with our Rule 419 Offering discussed above). If a subscriber desires to pay by means of a wire transfer, then it should contact the Company for wiring instructions. The execution of the Subscription Agreement by a subscriber constitutes a binding offer to purchase the Shares. Once a subscriber subscribes for the common stock, that subscriber will not be able to withdraw his subscription.

ADDITIONAL INFORMATION

The Company has agreed to make available to each prospective investor, prior to the sale of the common stock, the opportunity to ask questions of, and receive answers from, our Chief Executive Officer concerning the terms and conditions of the offering and to obtain any additional information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, which may be necessary to verify the accuracy of the information set forth herein. You may mail questions, inquiries, and requests for information to:

DIGNYTE, INC.

605 W Knox Rd., Suite 202

Tempe AZ 85284

Telephone: (480) 588-3337

You may be required to sign a confidentiality agreement as determined by the Company. You, and your representatives, if any, will be asked to acknowledge in the Subscription Agreement that you were given the opportunity to obtain additional information.

We are subject to informational filing requirements of the U.S. Securities Exchange Act of 1934, as amended, and its rules and regulations (the “Exchange Act”). This means that we will file reports and other information with the U.S. Securities and Exchange Commission. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 100 F Street, N.E. Washington D.C. 20549. You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that will contain the reports and other information that we file electronically with the Commission and the address of that website is http://www.sec.gov. Statements contained in this Memorandum as to the intent of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of the particular contract or other document filed as an exhibit to this Memorandum or in reports we have filed with the SEC, each statement being qualified in all respects by this reference.

THE INFORMATION SET FORTH IN THIS MEMORANDUM IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING IN THE COMPANY’S REPORTS FILED WITH THE SEC IN ACCORDANCE WITH THE EXCHANGE ACT INCLUDING, WITHOUT LIMITATION, THE FOLLOWING REPORTS FILED WITH THE SEC:

1. Prospectus dated September 18, 2012;

2. Form 10-K for the year ended December 31, 2013 filed with the SEC on March 6, 2014; and

3. Form 8-K filed with the SEC on April 14, 2014.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”). The information incorporated by reference is deemed to be part of this offering memorandum, except for any information superseded by information in this offering memorandum.

Any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this offering memorandum and prior to the termination of this offering of the securities to which this offering memorandum relates will automatically be deemed to be incorporated by reference in this offering memorandum and to be part hereof from the date of filing those documents. Any statement contained in this offering memorandum or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this offering memorandum or in any other document which is also incorporated by reference modifies or supersedes that statement.

We will provide without charge to each person to whom a copy of this offering memorandum is delivered, upon such person’s written or oral request, a copy of any and all of the information incorporated by reference in this Offering Memorandum, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this offering memorandum incorporates. Requests should be directed by telephone to the Company’s secretary at (480) 588-3337.

Exhibit A

Form of Amended and Restated Articles of Incorporation

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

DIGNYTE INC.

Pursuant to NRS 78.403 under Nevada General Corporation Law (Title 7, Chapter 78 of the Nevada Revised Statutes), DIGNYTE INC., a Nevada corporation (the “Corporation”), bearing document number 20110803203-20, hereby amends and restates its Articles of Incorporation as follows:

ARTICLE I - NAME

The name of the corporation is eWELLNESS HEALTHCARE CORPORATION (the “Corporation”).

ARTICLE II - PURPOSE

The Corporation is organized for the purpose of engaging in any business, trade or activity which may be lawfully conducted or permitted by a corporation organized under Nevada General Corporation Law, Chapter 78 of the Nevada Revised Statutes. The Corporation also shall have the authority to engage in any and all such activities as are incidental or conducive to the attainment of the purpose or purposes of this Corporation.

ARTICLE III - DURATION

The duration of the Corporation’s existence shall be perpetual.

ARTICLE IV - CAPITAL STOCK

Section 1. Authorized Capital Stock. The aggregate number of shares which the Corporation shall have the authority to issue is 110,000,000 shares, of which 100,000,000 shares shall be Common Stock, par value $.001 per share (the “Common Stock”), and 10,000,000 shares shall be Preferred Stock, par value $.001 per share (the “Preferred Stock”).

Section 2. Preferred Stock. The Board of Directors is authorized at any time, and from time to time, to provide the for the issuance of shares of Preferred Stock in one or more series, and to determine the designations, preferences, limitations and relative or other rights of the Preferred Stock or any series thereof. For each series, the Board of directors shall determine, by resolution or resolutions adopted prior to the issuance of any shares thereof, the designations, preferences, limitations and relative or other rights thereof, including but not limited to the following relative rights and preferences, as to which there may be variations among different series:

(a) The rate and manner of payment of dividends, if any;

(b) Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(c) The amount payable upon shares in the event of liquidation, dissolution or other winding-up of the Corporation;

(d) Sinking fund provisions, if any, for the redemption or purchase of shares;

(e) The terms and conditions, if any, on which shares may be converted or exchanged;

(f) Voting rights, if any; and

(g) Any other rights and preferences of such shares, to the full extent now or hereafter permitted by the laws of the State of Nevada.

The Board of Directors shall have the authority to determine the number of shares that will comprise each series.

Prior to the issuance of any shares of a series, but after adoption by the Board of Directors of the resolution establishing such series, the appropriate officers of the Corporation shall file such documents with the State of Nevada as may be required by law.

ARTICLE V - NO PREEMPTIVE RIGHTS

No preemptive rights to acquire additional securities issued by the Corporation shall exist with respect to shares of stock or securities convertible into shares of stock of the Corporation, except to the extent otherwise provided by contract.

ARTICLE VI - NO CUMULATIVE VOTING

At each election for directors, every stockholder entitled to vote at such election has the right to vote in person or by proxy the number of shares held by such stockholder for as many persons as there are directors to be elected. No cumulative voting for directors, however, shall be permitted.

ARTICLE VII - BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed under the direction of a Board of Directors which shall consist of not less than one person. The manner of election and qualifications shall be provided in the Bylaws of the Corporation. The exact number of directors shall be fixed from time to time by the Board of Directors pursuant to resolution adopted by a majority of the full Board of Directors.

ARTICLE VIII - BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws or adopt new Bylaws. Nothing herein shall deny the concurrent power of the stockholders to adopt, alter, amend or repeal the Bylaws.

ARTICLE IX – CONTROL SHARE ACQUISITIONS

The provisions of NRS 78.378 to 78.3793, inclusive, are not applicable to the Corporation.

ARTICLE X - LIMITATION OF DIRECTORS’ LIABILITY

A director shall have no liability to the Corporation or its stockholders for monetary damages for conduct as a director, except for acts or omissions that involve intentional misconduct by the director, or a knowing violation of law by the director, or for conduct violating NRS 78.138(7), or for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If Nevada General Corporation Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the full extent permitted by Nevada General Corporation Law as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification for or with respect to an act or omission of such director occurring prior to such repeal or modification.

ARTICLE XI - INDEMNIFICATION

Section 1. Right to Indemnification. Each person (including here and hereinafter, the heirs, executors, administrators or estate of such person) (1) who is or was a director or officer of the Corporation or who is or was serving at the request of the Corporation in the position of a director, officer, trustee, partner, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, or (2) who is or was an agent or employee (other than an officer) of the Corporation and as to whom the Corporation has agreed to grant such indemnity, shall be indemnified by the Corporation as of right to the fullest extent permitted or authorized by current or future legislation or by current or future judicial or administrative decision (but, in the case of any future legislation or decision, only to the extent that it permits the Corporation to provide broader indemnification rights than permitted prior to the legislation or decision), against all fines, liabilities, settlements, costs and expenses, including attorneys’ fees, asserted against him or incurred by him in his capacity as such director, officer, trustee, partner, agent or employee, or arising out of his status as such director, officer, trustee, partner, agent or employee. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and any such person against any such fine, liability, cost or expense, including attorney’s fees, whether or not the Corporation would have the legal power to directly indemnify him against such liability.

Section 2. Advances. Costs, charges and expenses (including attorneys’ fees) incurred by a person referred to in Section 1 of this Article XI in defending a civil or criminal suit, action or proceeding may be paid (and, in the case of directors and officers of the Corporation, shall be paid) by the Corporation from time to time in the course thereof and in advance of the final disposition thereof upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified by the Corporation as authorized by this Article XI, and upon satisfaction of other conditions established from time to time by the Board of Directors or which may be required by current or future legislation (but, with respect to future legislation, only to the extent that it provides conditions less burdensome than those previously provided).

Section 3. Savings Clause. If this Article XI or any portion of it is invalidated on any ground by a court of competent jurisdiction, the Corporation shall nevertheless indemnify each director and officer of the Corporation to the fullest extent permitted by all portions of this Article VI that has not been invalidated and to the fullest extent permitted by law.

Effective Date. The effective date of these Amended and Restated Articles of Incorporation shall be the close of business on the date of filing with the Nevada Secretary of State.

Adoption of Amendment. The foregoing Amend and Restated Articles of Incorporation was approved by the Board of Directors of the Corporation by unanimous written consent in lieu of meeting on April 25, 2014.

The Amended and Restated Articles of Incorporation were approved by the written consent of holders of a majority of our outstanding common stock, our only voting group, on April 25, 2014. The number of votes cast for the amendment was sufficient for approval by holders of common stock, our only voting group.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation as of April 25, 2014.

DIGNYTE INC.

By:
Name:	Andreas McRobbie-Johnson
Title:	Chief Executive Officer

Exhibit B

Financial Statements of eWellness

[See Attached Financial Statements dated December 31, 2013 and 2012]

Exhibit C

Fair Market Value Opinion

[See Riedel Opinion Dated April 4, 2014]

Exhibit D

Form of Subscription Agreement

Subscription Agreement

The undersigned “Subscriber”, on the terms and conditions herein set forth, hereby irrevocable submits this subscription agreement (the “Subscription”) to Dignyte, Inc., a Nevada corporation (the “Company”), in connection with a private placement by the Company (the “Offering”) of its common stock, $0.001 par value per common share (hereinafter, the “Shares”), as described below.

1. Subscription for the Purchase of Shares.

THE UNDERSIGNED hereby subscribes to purchase (________________) Shares of DIGNYTE, INC., a Nevada corporation, (the “Company”) at a price of $0.10 per Share for a total purchase price of $_______. The purchase price will be paid as follows: $.09 per share in cash from the Rule 419 Trust Account Balance as defined in the Memorandum and $0.01 per share which investors previously paid to the Company in connection with its Rule 419 offering discussed in the Memorandum.

Whereas, the undersigned in connection with its purchase warrants and represents to the Company the following:

The Company’s private placement of the Shares is being made to both “accredited” and “non-accredited” investors within the meaning of Rule 506 of Regulation D promulgated by the Securities Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

1.2 Offer to Purchase. Subscriber hereby irrevocably offers to purchase the Shares and tenders, herewith, the total price noted above by way of delivery of the Escrow Agent Disbursement Authorization attached hereto as Exhibit A. Subscriber recognizes and agrees that this subscription is irrevocable except as provided for in the Company’s Private Placement Memorandum dated April 25, 2014 (the “Memorandum”) and, if Subscriber is a natural person, shall survive Subscriber’s death, disability or other incapacity. This Subscription shall be deemed to be accepted by the Company only when the Company executes the Subscription Agreement.

1.3 Effect of Acceptance. Subscriber hereby acknowledges and agrees that on the Company’s acceptance of this Subscription, this agreement shall become a binding and fully enforceable agreement between the Company and the Subscriber. As a result, on acceptance by the Company of this Subscription, Subscriber will become the record and beneficial holder of the Shares and the Company will be entitled to the purchase price of the Shares.

2. Representation as to Investor Status. Subscriber hereby represents and warrants to the Company as follows:

(a) The Shares are being acquired for Subscriber’s own account for investment, with no intention by Subscriber to distribute or sell any portion thereof within the meaning of the Securities Act, and will not be transferred by Subscriber in violation of the Securities Act or the then applicable rules or regulations thereunder. No one other than Subscriber has any interest in or any right to acquire the Shares. Subscriber understands and acknowledges that the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Shares by anyone but Subscriber.

(b) Subscriber’s financial condition is such that Subscriber is able to bear the risk of holding the Shares that Subscriber may acquire pursuant to this Agreement, for an indefinite period of time, and the risk of loss of Subscriber’s entire investment in the Company.

(c) Subscriber has received, has read and understood and is familiar with this Subscription Agreement and the Memorandum and meets the Suitability Standards set forth in the Memorandum.

(d) The Company has made available all additional information which Subscriber has requested in connection with the Company and its representatives and Subscriber has been afforded an opportunity to make further inquiries of the Company and its representatives and the opportunity to obtain any additional information (to the extent the Company has such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of information furnished by the Company to Subscriber.

(e) No representations or warranties have been made to Subscriber by the Company, or any representative of the Company, or any securities broker/dealer, other than as set forth in this Subscription Agreement and the Memorandum.

(f) Subscriber has investigated the acquisition of the Shares to the extent Subscriber deemed necessary or desirable and the Company has provided Subscriber with any reasonable assistance Subscriber has requested in connection therewith.

(g) Subscriber, either personally, or together with his advisors (other than any securities broker/dealers who may receive compensation from the sale of any of the Shares), has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of purchasing the Shares and of making an informed investment decision with respect thereto.

(h) Subscriber is aware that Subscriber’s rights to transfer the Shares are restricted by the Securities Act and applicable state securities laws, and Subscriber will not offer for sale, sell or otherwise transfer the Shares without registration under the Securities Act and qualification under the securities laws of all applicable states, unless such sale would be exempt therefrom.

(i) Subscriber understands and agrees that the Shares acquired have not been registered under the Securities Act or any state securities act in reliance on exemptions therefrom and that the Company has no obligation to register any of the Shares offered by the Company as set forth in the Memorandum. Subscriber further acknowledges that Subscriber is purchasing the Shares after having been provided with the Memorandum.

(j) The Subscriber has had an opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of this investment and all such questions have been answered to the full satisfaction of the undersigned. Subscriber understands that no person other than the Company has been authorized to make any representation and if made, such representation may not be relied on unless it is made in writing and signed by the Company. The Company has not, however, rendered any investment advice to the undersigned with respect to the suitability

(k) Upon conversion, redemption or other, any certificate representing the Common Stock will be endorsed with a restrictive legend similar to the following:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO ANY EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER AND UNDER APPLICABLE STATE LAW, THE AVAILABILITY OF WHICH MUST BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY. IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED FROM ANY SALE OR TRANSFER PURSUANT TO THE LOCK UP TERMS SET FORTH IN SECTION 3 OF A SUBSCRIPTION AGREEMENT DATED AND EFFECTIVE AS OF APRIL 25, 2014.

(l) Subscriber also acknowledges and agrees to the following:

(i) an investment in the Shares is speculative and involves a high degree of risk of loss of the entire investment in the Company; and

(ii) there is no assurance that a public market for the Shares will be available and that, as a result, Subscriber may not be able to liquidate Subscriber’s investment in the Shares should a need arise to do so.

(m) Subscriber is not dependent for liquidity on any of the amounts Subscriber is investing in the Shares.

(n) Subscriber’s address set forth below is his or her correct residence address.

(o) Subscriber has full power and authority to make the representations referred to herein, to purchase the Shares and to execute and deliver this Subscription Agreement.

(p) Subscriber understands that the foregoing representations and warranties are to be relied upon by the Company as a basis for the exemptions from registration and qualification of the sale of the Shares under the federal and state securities laws and for other purposes.

The foregoing representations and warranties are true and accurate as of the date hereof and shall survive such date. If any of the above representations and warranties shall cease to be true and accurate prior to the acceptance of this Subscription, Subscriber shall give prompt notice of such fact to the Company by telegram, or facsimile or e-mail, specifying which representations and warranties are not true and accurate and the reasons therefor.

3. Lock-Up Terms.

(a) Subscriber irrevocably agrees with the Company that, from April 25, 2014 until April 24, 2015 (such period, the “Restriction Period”), Subscriber will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by Subscriber or any person in privity with Subscriber), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, 50% of the Shares acquired in the Offering (the “Securities”). Notwithstanding the foregoing, Subscriber may transfer the Securities he owns (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, or (ii) to any trust for the direct or indirect benefit of Subscriber or the immediate family of Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value; or (iii) as otherwise permitted by the Company. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. In order to enforce this covenant, the Company shall impose irrevocable stop-transfer instructions preventing the Transfer Agent from effecting any actions in violation of this Agreement and any certificates of the Company’s common stock covered by this Agreement shall bear an additional restrictive legend as set forth in Section 2(k) of this Agreement.

(b) Subscriber acknowledges that the execution, delivery and performance of these Lock-Up restrictions is a material inducement to the Company to sell the Common Stock as set forth in the Memorandum and the Company shall be entitled to specific performance of Subscriber’s obligations hereunder. Subscriber hereby represents that Subscriber has the power and authority to execute, deliver and perform this Agreement, that Subscriber has received adequate consideration therefor and that Subscriber will indirectly benefit from the completion of the transactions contemplated by the Memorandum.

4. Transferability. Subscriber agrees not to transfer or assign this Subscription Agreement, or any interest herein, and further agrees that the assignment and transferability of the Shares acquired pursuant hereto shall be made only in accordance with applicable federal and state securities laws.

5. Amendments. Neither this Subscription Agreement nor any term hereof may be changed, waived, discharged or terminated except in a writing signed by Subscriber and the Company.

6. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada without regard to the principles of conflict of laws. Subscriber hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in Las Vegas Nevada and the courts of the State of Nevada located in Las Vegas, for the purposes of any suit, action or proceeding arising out of or relating to this Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. Subscriber hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Memorandum and agrees that such service shall constitute good and sufficient service of process and notice thereof. Subscriber hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. .

6. Headings. The headings in this Subscription Agreement are for convenience of reference, and shall not by themselves determine the meaning of this Subscription Agreement or of any part hereof.

In witness whereof, the parties hereto have executed this Agreement as of the dates set forth below.

SUBSCRIBER:	DIGNYTE, INC.
a Nevada corporation
Signature(s):
Name:	By:
Residence Address:		Andreas A. McRobbie-Johnson
	Title:	Chief Executive Officer

Phone Number: (______)_______-_________________	Date: April _____, 2014
Cellular Number: (______)_______-_________________
Social Security Number:__________________________
Email address: _______________@_________________

Dated: April ___, 2014.

Exhibit E

Escrow Agent Instructions

Evolve Bank & Trust, as Escrow Agent

DISBURSEMENT AUTHORIZATION

Re: Escrow Agreement dated July 12, 2012 (the “Escrow Agreement”) between Dignyte, Inc. (the “Company”), Andreas A. McRobbie-Johnson and Evolve Bank & Trust (“Escrow Agent”)

Ladies and Gentlemen:

The undersigned is an investor in the Company’s Rule 419 offering and subscribed for the number of shares of the Company’s common stock set forth below. Although the Company did not complete the reconfirmation offering within eighteen (18) months of the September 14, 2012 effective date of its Registration Statement as provided for in the Escrow Agreement, the undersigned has elected to purchase shares of the Company’s common stock in a private placement of the Shares included in the Rule 419 offering.

For this reason, you are hereby instructed to disburse the undersigned’s prorata share of the Escrow Funds to the Company and deliver the undersigned’s Shares to the undersigned at the address listed below.

The undersigned hereby agrees to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities, attorneys’ fees (even if Escrow Agent represents itself), and expenses, including any litigation arising from these instructions.

The defined terms in this letter of instruction shall have the same meaning as the defined term in the Escrow Agreement.

INVESTOR:	CONSENT

Signature(s):	The Company hereby consents to the above action.

Name:	DIGNYTE, INC.
a Nevada corporation

Address:	By:
Andreas A. McRobbie-Johnson
	Title:	Chief Executive Officer
No. of Shares

Dated: April _____ 2014.	Dated: April _____, 2014.

Subscription Agreement

The undersigned “Subscriber”, on the terms and conditions herein set forth, hereby irrevocable submits this subscription agreement (the “Subscription”) to Dignyte, Inc., a Nevada corporation (the “Company”), in connection with a private placement by the Company (the “Offering”) of its common stock, $0.001 par value per common share (hereinafter, the “Shares”), as described below.

1. Subscription for the Purchase of Shares.

THE UNDERSIGNED hereby subscribes to purchase (________________) Shares of DIGNYTE, INC., a Nevada corporation, (the “Company”) at a price of $0.10 per Share for a total purchase price of $_______. The purchase price will be paid as follows: $.09 per share in cash from the Rule 419 Trust Account Balance as defined in the Memorandum and $0.01 per share which investors previously paid to the Company in connection with its Rule 419 offering discussed in the Memorandum.

Whereas, the undersigned in connection with its purchase warrants and represents to the Company the following:

The Company’s private placement of the Shares is being made to both “accredited” and “non-accredited” investors within the meaning of Rule 506 of Regulation D promulgated by the Securities Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

1.2 Offer to Purchase. Subscriber hereby irrevocably offers to purchase the Shares and tenders, herewith, the total price noted above by way of delivery of the Escrow Agent Disbursement Authorization attached hereto as Exhibit A. Subscriber recognizes and agrees that this subscription is irrevocable except as provided for in the Company’s Private Placement Memorandum dated April 25, 2014 (the “Memorandum”) and, if Subscriber is a natural person, shall survive Subscriber’s death, disability or other incapacity. This Subscription shall be deemed to be accepted by the Company only when the Company executes the Subscription Agreement.

1.3 Effect of Acceptance. Subscriber hereby acknowledges and agrees that on the Company’s acceptance of this Subscription, this agreement shall become a binding and fully enforceable agreement between the Company and the Subscriber. As a result, on acceptance by the Company of this Subscription, Subscriber will become the record and beneficial holder of the Shares and the Company will be entitled to the purchase price of the Shares.

2. Representation as to Investor Status. Subscriber hereby represents and warrants to the Company as follows:

(a) The Shares are being acquired for Subscriber’s own account for investment, with no intention by Subscriber to distribute or sell any portion thereof within the meaning of the Securities Act, and will not be transferred by Subscriber in violation of the Securities Act or the then applicable rules or regulations thereunder. No one other than Subscriber has any interest in or any right to acquire the Shares. Subscriber understands and acknowledges that the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Shares by anyone but Subscriber.

(b) Subscriber’s financial condition is such that Subscriber is able to bear the risk of holding the Shares that Subscriber may acquire pursuant to this Agreement, for an indefinite period of time, and the risk of loss of Subscriber’s entire investment in the Company.

(c) Subscriber has received, has read and understood and is familiar with this Subscription Agreement and the Memorandum and meets the Suitability Standards set forth in the Memorandum.

(d) The Company has made available all additional information which Subscriber has requested in connection with the Company and its representatives and Subscriber has been afforded an opportunity to make further inquiries of the Company and its representatives and the opportunity to obtain any additional information (to the extent the Company has such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of information furnished by the Company to Subscriber.

(e) No representations or warranties have been made to Subscriber by the Company, or any representative of the Company, or any securities broker/dealer, other than as set forth in this Subscription Agreement and the Memorandum.

(f) Subscriber has investigated the acquisition of the Shares to the extent Subscriber deemed necessary or desirable and the Company has provided Subscriber with any reasonable assistance Subscriber has requested in connection therewith.

(g) Subscriber, either personally, or together with his advisors (other than any securities broker/dealers who may receive compensation from the sale of any of the Shares), has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of purchasing the Shares and of making an informed investment decision with respect thereto.

(h) Subscriber is aware that Subscriber’s rights to transfer the Shares are restricted by the Securities Act and applicable state securities laws, and Subscriber will not offer for sale, sell or otherwise transfer the Shares without registration under the Securities Act and qualification under the securities laws of all applicable states, unless such sale would be exempt therefrom.

(i) Subscriber understands and agrees that the Shares acquired have not been registered under the Securities Act or any state securities act in reliance on exemptions therefrom and that the Company has no obligation to register any of the Shares offered by the Company as set forth in the Memorandum. Subscriber further acknowledges that Subscriber is purchasing the Shares after having been provided with the Memorandum.

(j) The Subscriber has had an opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of this investment and all such questions have been answered to the full satisfaction of the undersigned. Subscriber understands that no person other than the Company has been authorized to make any representation and if made, such representation may not be relied on unless it is made in writing and signed by the Company. The Company has not, however, rendered any investment advice to the undersigned with respect to the suitability

(k) Upon conversion, redemption or other, any certificate representing the Common Stock will be endorsed with a restrictive legend similar to the following:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO ANY EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER AND UNDER APPLICABLE STATE LAW, THE AVAILABILITY OF WHICH MUST BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY. IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED FROM ANY SALE OR TRANSFER PURSUANT TO THE LOCK UP TERMS SET FORTH IN SECTION 3 OF A SUBSCRIPTION AGREEMENT DATED AND EFFECTIVE AS OF APRIL 25, 2014.

(l) Subscriber also acknowledges and agrees to the following:

(i) an investment in the Shares is speculative and involves a high degree of risk of loss of the entire investment in the Company; and

(ii) there is no assurance that a public market for the Shares will be available and that, as a result, Subscriber may not be able to liquidate Subscriber’s investment in the Shares should a need arise to do so.

(m) Subscriber is not dependent for liquidity on any of the amounts Subscriber is investing in the Shares.

(n) Subscriber’s address set forth below is his or her correct residence address.

(o) Subscriber has full power and authority to make the representations referred to herein, to purchase the Shares and to execute and deliver this Subscription Agreement.

(p) Subscriber understands that the foregoing representations and warranties are to be relied upon by the Company as a basis for the exemptions from registration and qualification of the sale of the Shares under the federal and state securities laws and for other purposes.

The foregoing representations and warranties are true and accurate as of the date hereof and shall survive such date. If any of the above representations and warranties shall cease to be true and accurate prior to the acceptance of this Subscription, Subscriber shall give prompt notice of such fact to the Company by telegram, or facsimile or e-mail, specifying which representations and warranties are not true and accurate and the reasons therefor.

3. Lock-Up Terms.

(a) Subscriber irrevocably agrees with the Company that, from April 25, 2014 until April 24, 2015 (such period, the “Restriction Period”), Subscriber will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by Subscriber or any person in privity with Subscriber), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, 50% of the Shares acquired in the Offering (the “Securities”). Notwithstanding the foregoing, Subscriber may transfer the Securities he owns (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, or (ii) to any trust for the direct or indirect benefit of Subscriber or the immediate family of Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value; or (iii) as otherwise permitted by the Company. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. In order to enforce this covenant, the Company shall impose irrevocable stop-transfer instructions preventing the Transfer Agent from effecting any actions in violation of this Agreement and any certificates of the Company’s common stock covered by this Agreement shall bear an additional restrictive legend as set forth in Section 2(k) of this Agreement.

(b) Subscriber acknowledges that the execution, delivery and performance of these Lock-Up restrictions is a material inducement to the Company to sell the Common Stock as set forth in the Memorandum and the Company shall be entitled to specific performance of Subscriber’s obligations hereunder. Subscriber hereby represents that Subscriber has the power and authority to execute, deliver and perform this Agreement, that Subscriber has received adequate consideration therefor and that Subscriber will indirectly benefit from the completion of the transactions contemplated by the Memorandum.

4. Transferability. Subscriber agrees not to transfer or assign this Subscription Agreement, or any interest herein, and further agrees that the assignment and transferability of the Shares acquired pursuant hereto shall be made only in accordance with applicable federal and state securities laws.

5. Amendments. Neither this Subscription Agreement nor any term hereof may be changed, waived, discharged or terminated except in a writing signed by Subscriber and the Company.

6. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada without regard to the principles of conflict of laws. Subscriber hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in Las Vegas Nevada and the courts of the State of Nevada located in Las Vegas, for the purposes of any suit, action or proceeding arising out of or relating to this Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. Subscriber hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Memorandum and agrees that such service shall constitute good and sufficient service of process and notice thereof. Subscriber hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. .

6. Headings. The headings in this Subscription Agreement are for convenience of reference, and shall not by themselves determine the meaning of this Subscription Agreement or of any part hereof.

In witness whereof, the parties hereto have executed this Agreement as of the dates set forth below.

SUBSCRIBER:	DIGNYTE, INC.
a Nevada corporation

Signature(s):	By:
Andreas A. McRobbie-Johnson
Name:	Title:	Chief Executive Officer

Residence Address:	Date: April _____, 2014

Phone Number: (______) _______-_________________

Cellular Number: (______) _______-________________

Social Security Number:__________________________

Email address: _______________@_________________

Dated: April ___, 2014.

Evolve Bank & Trust, as Escrow Agent

DISBURSEMENT AUTHORIZATION

Re: Escrow Agreement dated July 12, 2012 (the “Escrow Agreement”) between Dignyte, Inc. (the “Company”), Andreas A. McRobbie-Johnson and Evolve Bank & Trust (“Escrow Agent”)

Ladies and Gentlemen:

The undersigned is an investor in the Company’s Rule 419 offering and subscribed for the number of shares of the Company’s common stock set forth below. Although the Company did not complete the reconfirmation offering within eighteen (18) months of the September 14, 2012 effective date of its Registration Statement as provided for in the Escrow Agreement, the undersigned has elected to purchase shares of the Company’s common stock in a private placement of the Shares included in the Rule 419 offering.

For this reason, you are hereby instructed to disburse the undersigned’s prorata share of the Escrow Funds to the Company and deliver the undersigned’s Shares to the undersigned at the address listed below.

The undersigned hereby agrees to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities, attorneys’ fees (even if Escrow Agent represents itself), and expenses, including any litigation arising from these instructions.

The defined terms in this letter of instruction shall have the same meaning as the defined term in the Escrow Agreement.

INVESTOR:	CONSENT

Signature(s):	The Company hereby consents to the above action.

Name:	DIGNYTE, INC.
a Nevada corporation
Address:
By:
Andreas A. McRobbie-Johnson
	Title:	Chief Executive Officer
No. of Shares:

Dated: April _____ 2014.	Date: April , 2014

Addendum I

According to information released on March 25, 2011 by the New York State Department of Health - Division of Chronic Disease and Injury Prevention:

● Between 1999 and 2009, the prevalence of diagnosed diabetes in adults in New York State increased from 5.7 percent to 8.9 percent. During the same years, the prevalence of obesity in adults increased from 17.4 percent to 24.6 percent. New York State Department of Health - Division of Chronic Disease and Injury Prevention Release Date: 3/25/2011, Information for Action # 2011- 4, Bullet point(1)

● Because obesity is a leading risk factor for diabetes, the increase in obesity prevalence translates to nearly one million additional New Yorkers being at higher risk for developing diabetes. New York State Department of Health - Division of Chronic Disease and Injury Prevention Release Date: 3/25/2011, Information for Action # 2011- 4, Bullet point(2)

● The total cost of diabetes in New York State was estimated to be $12.9 billion in 2007 (the most recent information given by the NY State Health Department), including $8.7 billion in diabetes-related medical expenditures and $4.2 billion attributed to lost productivity costs. New York State Department of Health - Division of Chronic Disease and Injury Prevention Release Date: 3/25/2011, Information for Action # 2011- 4, Bullet point(3)

● New York State ranks second among states in adult obesity-related medical expenditures, with total spending estimated at nearly $7.6 billion. New York State Department of Health - Division of Chronic Disease and Injury Prevention Release Date: 3/25/2011, Information for Action # 2011- 4, Bullet point(4)

● The risk of developing diabetes can be reduced by 58 percent in adults diagnosed with pre-diabetes through programs that modify eating and physical activity and helping adults achieve and maintain modest weight loss of 5-7 percent. New York State Department of Health - Division of Chronic Disease and Injury Prevention Release Date: 3/25/2011, Information for Action # 2011- 4, Bullet point(5)

eWellness DMpt Program Cost Savings for the Insurance Industry. Diabetes is not only common and serious; it is also a very costly disease. The cost of treating diabetes is staggering. According to the American Diabetes Association, the annual cost of diabetes in medical expenses and lost productivity rose from $98 billion in 1997 to $132 billion in 2002 and to $174 billion in 2007. New York State Department of health, http://www.health.ny.gov/diseases/conditions/diabetes/, Paragraph titled ” Diabetes is Serious and Costly”, second sentence The American Diabetes Association released new research on March 6, 2013 estimating the total costs of diagnosed diabetes have risen to $245 billion in 2012 from $174 billion in 2007, when the cost was last examined. This figure represents a 41 percent increase over a five year period. American Diabetes Association, http://www.diabetes.org/newsroom/press-releases/2013/annual-costs-of-diabetes-2013.html, First paragraph The average yearly health care costs for a person without diabetes is $2,560; for a person with diabetes, that figure soars to $11,744 or an increase of $9,184 per year. New York State Department of health, http://www.health.ny.gov/diseases/conditions/diabetes/, Paragraph titled ” Diabetes is Serious and Costly”, third sentence. Much of the human and financial costs can be avoided with proven diabetes prevention and management steps. Our 6-month DMpt program has a simple goal of preventing pre-diabetics from becoming diabetic. As an example of the magnitude of potential savings, based upon successfully taking 10,000 patients through our program and lowering their BMI and weight and significantly improving their wellness, the cost savings to the insurance industry could be significant. As calculated using the above statistics, for every 10,000 patients that do not become diabetic, it would create a savings of approximately $2.296 billion over a 25-year period or $91.84 million per year. The program costs to insurers for those 10,000 patients would have otherwise been approximately $17.82 million.

Diabetes Statistics. According to the American Diabetes Association (“ADA”), the data from the 2011 National Diabetes Fact Sheet (released Jan. 26, 2011) http://www.diabetes.org/diabetes-basics/statistics/ the overall prevalence of diabetes includes 25.8 million children and adults in the United States or approximately 8.3% of the population. In 2007, diabetes was listed as the underlying cause on 71,382 deaths and was listed as a contributing factor on an additional 160,022 deaths. This means that diabetes contributed to a total of 231,404 deaths. There were approximately 1.9 million new cases of diabetes diagnosed in people aged 20 years and older in 2010.

Economic Costs of Diabetes in the U.S. in 2012. According to the ADA 2012 Economic Study http://professional.diabetes.org/News_Display.aspx?TYP=9&CID=91943&loc=ContentPage-statistics the total estimated costs of diagnosed diabetes have increased 41%, to $245 billion from $174 billion in 2007. Direct medical costs are $176 billion, which includes costs for hospital and emergency care, office visits, and medications. Indirect medical costs total $69 billion, which includes costs for absenteeism, reduced productivity, unemployment caused by diabetes-related disability, and lost productivity due to early mortality. Medical expenditures for people with diabetes are 2.3 times higher than for those without diabetes. More than 1 in 10 health care dollars in the U.S. are spent directly on diabetes and its complications, and more than 1 in 5 health care dollars in the U.S. goes to the care of people with diagnosed diabetes. The absolute cost of hospital inpatient care for people with diabetes has risen from $58 billion in 2007 to $76 billion in 2012. However, hospital inpatient care costs have fallen from 50 percent to 43 percent of total direct medical costs.

Diabetes Costs in Specific Populations. According to the ADA, http://professional.diabetes.org/News_Display.aspx?TYP=9&CID=91943&loc=ContentPage-statistics most of the cost for diabetes care in the U.S., 62.4%, is provided by government insurance (including Medicare, Medicaid, and the military). The rest is paid by private insurance (34.4%) or by the uninsured (3.2%). People with diabetes who do not have health insurance have 79% fewer physician office visits and are prescribed 68% fewer medications than people with insurance coverage, but they also have 55% more emergency department visits than people who have insurance. Total per-capita health care expenditures are lower among Hispanics ($5,930) and higher among non-Hispanic blacks ($9,540) than among non-Hispanic whites ($8,101). Non-Hispanic blacks also have 75% more emergency department visits than the population with diabetes as a whole. Total per-capita health expenditures are higher among women than men ($8,331 vs. $7,458). Compared to non-Hispanic whites, per capita hospital inpatient costs are 41.3% higher among non-Hispanic blacks and 25.8% lower among Hispanics. Among states, California has the largest population with diabetes and thus the highest costs, at $27.6 billion. Although Florida’s total population is 4th among states behind California, Texas, and New York, Florida is 2nd in costs at $18.9 billion.

Diabetes and Exercise. A recent ADA study indicated that 150 minutes of physical activity a week (30 minutes, five times a week) helped prevent or delay type 2 diabetes. http://www.diabetes.org/are-you-at-risk/lower-your-risk/activity.html Paragraph titled “Aerobic Exercise” In this study, people also lost 10 to 20 pounds by making changes in their eating habits http://www.cdc.gov/diabetes/prevention/resources.htm sub section “How does the lifestyle intervention help participants prevent type 2 diabetes?” 4th Paragraph. The Top 10 Benefits of Being Active include http://www.diabetes.org/food-and-fitness/fitness/physical-activity-is-important.html :

●	Improved blood glucose management. Activity makes your body more sensitive to the insulin you make and activity also burns glucose (calories). Both actions lower blood glucose.

●	Lower blood pressure. Activity helps your heart pump stronger and slower.

●	Improved blood fats. Exercise can raise good cholesterol (HDL) and lower bad cholesterol (LDL) and triglycerides (heart healthy changes).

●	Reduced insulin or diabetes pills. Activity can lower blood glucose and weight. Both of these may lower the amount of insulin or diabetes pills required.

●	Weight loss and maintaining loss. Activity burns calories. If you burn enough calories, you’ll trim a few pounds. Stay active and you’ll keep the weight off.

●	Lower risk for other health problems such as heart attack or stroke, some cancers, and bone loss.

●	Gain more energy and sleep better.

●	Reduced stress, anxiety, and depression. Work out or walk off daily stress.

●	Build stronger bones and muscles. Weight-bearing activities, such as walking, make bones stronger. Strength-training activities makes muscles strong.

●	Be more flexible. Move easier when you are active.

Diabetes, Exercise & The Affordable HealthCare Act. The diabetes and obesity epidemic in America is on the rise and presents the health care community with a unique opportunity to capitalize on wellness and prevention measures to address the large populations requiring intervention. The Affordable Health Care Act (Obamacare) has a provision requiring insurance companies to cover preventative techniques http://www.hhs.gov/healthcare/facts/bystate/publichealth/ppht-map.html and http://www.surgeongeneral.gov/initiatives/prevention/index.html. Insurance companies understand that preventative measures for this population is not only an effective but also a cost-efficient approach. One of the most efficacious treatments of Type II diabetes and obesity is a prescribed exercise plan. There is an abundance of controlled studies, which demonstrate the benefits of exercise with this patient population. Unfortunately, health information delivered to the patient alone is not an effective approach for successful outcomes. A guided, monitored exercise protocol that holds patients accountable to their health is the best way to achieve results.

Addendum II

Sourced Articles

Information for Action # 2011- 4

Dual epidemics of diabetes and obesity are on the rise among New York State adults.

Quick facts:

- Between 1999 and 2009, the prevalence of diagnosed diabetes in adults in New York State (NYS) increased from 5.7% to 8.9% (see Figure 1). During the same years, the prevalence of obesity in adults increased from 17.4% to 24.6% (see Figure 2). Because obesity is a leading risk factor for diabetes,[1] the increase in obesity prevalence translates to nearly one million additional New Yorkers being at higher risk for developing diabetes.[2]

Public health importance:

- The total cost of diabetes in NYS was estimated at $12.9 billion in 2007, including $8.7 billion in diabetes-related medical expenditures and $4.2 billion attributed to lost productivity costs.[3]
- NYS ranks second among states in adult obesity-related medical expenditures, with total spending estimated at nearly $7.6 billion.[4]
- The risk of developing diabetes can be reduced by 58% in adults diagnosed with pre-diabetes through programs that modify eating and physical activity, helping adults achieve and maintain modest weight loss (5-7%).[5]
- Launched in 2008, the *Prevention Agenda Toward the Healthiest State* established a goal of reducing the prevalence of diagnosed diabetes and obesity among adult in NYS to 5.7% and 15.0%, respectively, by 2013.[6]

Figure 1. Percentage of NYS adults with diabetes, 1999-2009
Percent of NYS Adults
14
12
10
8
6
4
2
0
5.7
8.9
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Year

Figure 2. Percentage of NYS adults with obesity, 1999-2009
Percent of NYS Adults
30
25
20
15
10
5
0
17.4
24.6
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Year

Data Source: NYS Behavioral Risk Factor Surveillance System, 1999-2009

PUBLIC HEALTH OPPORTUNITY

Public health initiatives that aim to modify eating habits and increase physical activity among adults who are obese and at risk for diabetes can help slow the increasing incidence of diabetes and associated medical costs.

Contact:

For more information about the data included and their specific implications for action, please send an email to DCDIPIFA@health.state.ny.us with the IFA # 4 in the subject line.

References:

1. Ford ES, Williamson DF, Liu S. Weight change and diabetes incidence: findings from a national cohort of US adults. *Am J Epidemiol* 1997; 146(3):214-22.
2. New York State Behavioral Risk Factor Surveillance System, 2009
3. American Diabetes Association. Diabetes Cost Calculator. Available at: http://www.diabetesarchive.net/advocacy-and-legalresources/cost-of-diabetes.jsp
4. Office of the State Comptroller. Preventing and reducing childhood obesity in New York. Oct 2008; 1-4.
5. The Diabetes Prevention Program Research Group. Reduction in the incidence of type 2 diabetes with lifestyle intervention or metformin. *N Engl J Med* 2002; 346(6):393–403.
6. New York State Department of Health: *Prevention Agenda Toward the Healthiest State:* http://www.health.state.ny.us/prevention/prevention_agenda/chronic_disease/diabetes.htm

Diabetes Advocacy Alliance™

DIABETES IS A GROWING THREAT TO THE HEALTH OF AMERICANS AND THE US ECONOMY.

The US spent $245 billion on diagnosed diabetes in 2012, a 41 percent increase from 2007. By 2025, that is projected to reach $514 billion – an increase of more than 100 percent and comparable to the total budget of today's Medicare program.

Diabetes
Complications
Other conditions that are worse for people with diabetes

The economic toll from diabetes grows larger as diabetes worsens and creates a ripple effect of complications and costs. In 2012, for example…

- The US spent $176 billion on direct health care costs for diabetes.
- More than 1 in 5 health care dollars spent in the US goes to the care of people with diagnosed diabetes.
- The primary driver of increased costs is the increasing prevalence of diabetes in the US population.
- Over 62 percent of the cost for diabetes care in the US is borne by the US government through programs like Medicare and Medicaid.

Diabetes also cost employers another $69 billion in 2012 in lost economic output.

	Days of work lost…	…which costs…
Missed work days due to diabetes	**25 million**	**$5.0 billion**
Reduced performance at work	**113 million**	**$20.8 billion**
Reduced productivity for those not in work force	**20 million**	**$2.7 billion**
Permanent disability	**130 million**	**$21.6 billion**
Early mortality	**246,000 (deaths)**	**$18.5 billion**

AVERAGE ANNUAL EXPENDITURES FOR A PERSON WITH DIABETES AND WITHOUT DIABETES, 2012

$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
Person w/o diabetes
Person with diabetes

Diabetes drives up the costs for families and workers:

- Medical expenses are 2.3 times higher for people with diabetes than for people without.
- The economic burden of diabetes is nearly $800 annually for each individual U.S. adult, regardless of his or her diabetes status.
- Nearly 60% of the direct medical cost of diabetes is for people aged 65 and older, while 88 percent of the indirect cost of diabetes is incurred by the population under age 65.

The damage and cost of diabetes is felt in local communities and lives.

- Currently, 10 states shoulder nearly 60 percent of the costs from diabetes.
- In next 15 years, according to the Institute for Alternative Futures, the costs in these states will almost double, to about $297 billion.

All data in this brief comes from the following sources: American Diabetes Association. Economic Cost of Diabetes in the US in 2012. [published online ahead of print March 6, 2013] Diabetes Care. DOI: 10.2337/dc12-2625 and Institute for Alternative Futures. Diabetes 2025. Available at: http://www.altfutures.com/diabetes2025/. Accessed April 23, 2013.

Cost of Diabetes in Key States, 2025

Illinois
$19.7 Billion
2 Million patients
Michigan
$15.9 Billion
1.6 Million patients
Ohio
$19.8 Billion
2.1 Million patients
New York
$28.4 Billion
2.9 Million patients
Pennsylvania
$18.4 Billion
1.9 Million patients
California:
$63.6 Billion,
6.6 Million patients
North Carolina
$17.9 Billion
1.9 Million patients
Georgia
$19.5 Billion
2 Million patients
Texas:
$52.2 Billion,
5.5 Million patients
Florida
$40.4 Billion
4.2 Million patients

Source for 2025 Projections: Institute for Alternative Futures, 2011

The Diabetes Advocacy Alliance is a diverse group of organizations that has come together for the purpose of changing how we perceive and approach the problem of diabetes. www.DiabetesAdvocacyAlliance.org